    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON __________, 1999
                                                          REGISTRATION NO. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------
                     THE PB FINANCIAL SERVICES CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

              GEORGIA                                   6022                                     APPLIED FOR
  (State or other Jurisdiction of           (Primary Standard Industrial            (I.R.S. Employer Identification  No.)
  Incorporation or Organization)             Classification Code Number)


                            9570 MEDLOCK BRIDGE ROAD
                             DULUTH, GEORGIA 30097
                                 (770) 814-8100
       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                MONTY G. WATSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     THE PB FINANCIAL SERVICES CORPORATION
                            9570 MEDLOCK BRIDGE ROAD
                             DULUTH, GEORGIA 30097
                                 (770) 814-8100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                with copies to:
                                  BETH LANIER
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                                   SUITE 1600
                           191 PEACHTREE STREET, N.E.
                             ATLANTA, GEORGIA 30303
                                 (404) 572-6600
                              --------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                  ---------------------

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ]
     ----------------

                                         CALCULATION OF REGISTRATION FEE
===================================================================================================================
     TITLE OF EACH CLASS                            PROPOSED MAXIMUM     PROPOSED MAXIMUM
        OF SECURITIES               AMOUNT TO BE     OFFERING PRICE          AGGREGATE           AMOUNT OF
       TO BE REGISTERED            REGISTERED (1)       PER UNIT        OFFERING PRICE (2)    REGISTRATION FEE (3)
-------------------------------------------------------------------------------------------------------------------
Common Stock, $5.00 par value            775,375           N/A              $7,753,750             $2,160
===================================================================================================================

(1) This Registration Statement covers the maximum number of shares of the common stock of the Registrant which is expected to be issued in connection with the merger.
(2) Proceeds received from sale of shares of The Peachtree Bank were $7,738,659,net of $15,091 in registration costs.
(3) Pursuant to Rule 457(f)(2), the registration fee was computed on the basis of the aggregate book value of the common stock of The Peachtree Bank to be exchanged in the merger. THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE
DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

                               THE PEACHTREE BANK
                            9570 Medlock Bridge Road
                              Duluth, Georgia 30096

To the Shareholders of
The Peachtree Bank


         On behalf of the board of directors, I am pleased to invite you to attend the first annual shareholders meeting of The Peachtree Bank. The meeting will be held at the main office of The Peachtree Bank located at 9570 Medlock Bridge Road, Duluth, Georgia on Tuesday, June 29, 1999 at 4:00 p.m.

         At this meeting we will share with you the progress of the bank. We are encouraged by the market's reception of our new institution. Growth in loans and deposits have surpassed our own optimistic expectations.

         At this meeting we will ask for your approval of the organization of a holding company for The Peachtree Bank. This will entail the conversion of your shares in The Peachtree Bank into shares in The PB Financial Services Corporation, the proposed holding company. You will receive one share of stock in the holding company for each share you now hold in The Peachtree Bank. Your percentage ownership will remain the same for the holding company as it has been for The Peachtree Bank.

         A holding company structure will provide many advantages to the bank as we move forward, the most significant of which is managing our capital position and funding our operations. Quality growth is a vital element to enhancing the value of our shares and we see this step as an important way to play for continued funding without interruption of growth. This transaction is described in great detail in the enclosed proxy statement/prospectus. I encourage you to read this document carefully.

         Our desire is that all shareholders attend the annual meeting, but we understand that a number of you may not be able to be present. Whether or not you plan to attend please complete, sign and return the enclosed proxy card promptly. If you are able to attend the meeting, you will still have the opportunity to vote in person, even if you have previously returned your proxy card.

         ON BEHALF OF THE BOARD OF DIRECTORS I STRONGLY ENCOURAGE YOU TO VOTE FOR APPROVAL OF THE TRANSACTION BY MARKING THE ENCLOSED PROXY CARD "FOR" ITEM ONE.

         We appreciate your continued support of The Peachtree Bank and we look forward to seeing you at the meeting.


                                             Sincerely,



                                             Monty G. Watson
                                             President and CEO

-------------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.
-------------------------------------------------------------------------------

This proxy statement/prospectus is dated June 3, 1999 and was first mailed to shareholders on June 4, 1999.

         WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE MERGER OR OUR COMPANIES THAT DIFFERS FROM, OR ADDS TO, THE INFORMATION IN THE PROXY STATEMENT/PROSPECTUS OR IN DOCUMENTS THAT ARE PUBLICLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THEREFORE, IF ANYONE DOES GIVE YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

         IF YOU ARE IN A JURISDICTION WHERE IT IS UNLAWFUL TO OFFER TO EXCHANGE OR SELL, OR TO ASK FOR OFFERS TO EXCHANGE OR BUY, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS OR TO ASK FOR PROXIES, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT SUCH ACTIVITIES, THEN THE OFFER PRESENTED BY THIS PROXY STATEMENT/PROSPECTUS DOES NOT EXTEND TO YOU.

         THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

         INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS ABOUT THE PB FINANCIAL SERVICES CORPORATION HAS BEEN SUPPLIED BY THE PB FINANCIAL SERVICES CORPORATION, AND INFORMATION ABOUT THE PEACHTREE BANK HAS BEEN SUPPLIED BY THE PEACHTREE BANK.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

         Each company makes forward-looking statements that are subject to risks and uncertainties in this document. The PB Financial Services Corporation's public documents also contain forward-looking statements. These forward-looking statements include information about possible or assumed future results of operations or the performance of The PB Financial Services Corporation after the holding company is established. When we use words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions, we are making forward-looking statements. Many possible events or factors could affect the financial results and performance of each of our companies. This could cause results or performances to differ materially from those expressed in our forward-looking statements.

         You should consider these risks when you vote on the reorganization. These possible events or factors include the following:

         (1) our cost savings from the reorganization are less than we expect, or we are unable to obtain those cost savings as soon as we expect;

         (2)      we lose more deposits, customers, or business than we expect;

         (3)      competition in the banking industry increases significantly;

         (4) our restructuring costs are higher than we expect or our operating costs after the reorganization are greater than we expect;

         (5) technological changes and systems integration are harder to make or more expensive than we expect;

         (6)      changes in the interest rate environment reduce our margins;

         (7) general economic or business conditions are worse than we expect;

         (8) legislative or regulatory changes occur which adversely affect our business;

         (9)      changes occur in business conditions and inflation;

         (10)     changes occur in the securities markets; and

         (11) we have more trouble obtaining regulatory approvals for the merger than we expect.

                  PROPOSED REORGANIZATION OF THE PEACHTREE BANK

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD JUNE 29, 1999

         The Peachtree Bank will hold the annual meeting of shareholders at the main office of The Peachtree Bank, located at 9570 Medlock Bridge Road, Duluth, Georgia, on Tuesday, June 29, 1999, at _____ p.m., local time, to vote on:

         1. To elect eleven (11) directors to serve until the next annual meeting and until their successors are elected and qualified.

         2. A Plan of Reorganization providing for the reorganization of The Peachtree Bank into a holding company structure by merging The Peachtree Bank with Interim PB Corporation, a wholly-owned subsidiary of The PB Financial Services Corporation. Both Interim PB Corporation and The PB Financial Services Corporation have been organized at the direction of The Peachtree Bank. A copy of the Plan of Reorganization is attached to the accompanying proxy statement/prospectus as Appendix A.

         3. Any other business as may come properly before the annual meeting, or any adjournments or postponements.

         Only shareholders who hold their stock at the close of business on [MAY 14], 1999, will be entitled to notice of and to vote at the annual meeting or any adjournment or postponement of the meeting. Approval of the Plan of Reorganization and the transactions contemplated in the plan requires the affirmative vote of two-thirds of the issued and outstanding shares of The Peachtree Bank common stock.

         The Board of Directors of The Peachtree Bank recommends that shareholders vote FOR approval of the Plan of Reorganization.

                                   BY ORDER OF THE BOARD OF DIRECTORS


                                   Monty G. Watson
                                   President and Chief Executive Officer

Duluth, Georgia
             , 1999
---------- --

         WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, AND SIGN THE ENCLOSED FORM OF PROXY AND PROMPTLY RETURN IT IN THE ENCLOSED POSTAGE PAID RETURN ENVELOPE IN ORDER TO ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE ANNUAL MEETING.

                              --------------------

         EACH SHAREHOLDER HAS THE RIGHT TO DISSENT FROM THE PLAN OF REORGANIZATION AND DEMAND PAYMENT OF THE FAIR VALUE OF HIS SHARES IN CASH IF THE MERGER IS CONSUMMATED. THE RIGHT OF ANY SHAREHOLDER TO RECEIVE SUCH PAYMENT IS CONTINGENT UPON STRICT COMPLIANCE WITH THE REQUIREMENTS OF TITLE 14 CHAPTER 2, ARTICLE 13 OF THE GEORGIA BUSINESS CORPORATION CODE. THE FULL TEXT OF TITLE 14, CHAPTER 2, ARTICLE 13 THAT DESCRIBES THE RIGHT TO DISSENT IS INCLUDED AS APPENDIX B TO THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. SEE "DESCRIPTION OF MERGER--DISSENTERS' RIGHTS" IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PAGE __.

                                TABLE OF CONTENTS

                                                                                                                Page
SUMMARY...........................................................................................................1
PROPOSAL 1 - ELECTION OF DIRECTORS................................................................................1
REORGANIZATION INTO HOLDING COMPANY STRUCTURE.....................................................................1
   THE COMPANIES..................................................................................................1
   THE REORGANIZATION.............................................................................................1
   OUR REASONS FOR THE REORGANIZATION.............................................................................1
   RECOMMENDATION TO PEACHTREE BANK SHAREHOLDERS..................................................................2
   THE PEACHTREE BANK SPECIAL SHAREHOLDER MEETING.................................................................2
   RECORD DATE FOR SPECIAL SHAREHOLDER MEETING....................................................................2
   VOTE REQUIRED..................................................................................................2
   WHAT PEACHTREE BANK SHAREHOLDERS WILL RECEIVE..................................................................2
   REGULATORY APPROVALS...........................................................................................2
   CONDITIONS TO THE REORGANIZATION...............................................................................3
   TERMINATION OF THE PLAN OF REORGANIZATION......................................................................3
   DISSENTERS' RIGHTS.............................................................................................3
   IMPORTANT FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION................................................4
   ACCOUNTING TREATMENT OF THE REORGANIZATION.....................................................................4
   CERTAIN DIFFERENCES IN SHAREHOLDERS' RIGHTS....................................................................4
   DIVIDENDS AFTER THE REORGANIZATION.............................................................................4
   COMPARATIVE PER SHARE DATA.....................................................................................4
MEETING OF PEACHTREE BANK SHAREHOLDERS............................................................................5
   DATE, PLACE, TIME, AND PURPOSE.................................................................................5
   RECORD DATE, VOTING RIGHTS, REQUIRED VOTE, AND REVOCABILITY OF PROXIES.........................................5
PROPOSAL 1 - ELECTION OF DIRECTORS................................................................................7
REORGANIZATION INTO HOLDING COMPANY STRUCTURE.....................................................................8
DESCRIPTION OF THE REORGANIZATION.................................................................................6
   GENERAL........................................................................................................6
   PARTIES TO THE REORGANIZATION PLAN.............................................................................6
   TERMS OF THE REORGANIZATION PLAN...............................................................................7
   CONVERSION OF STOCK............................................................................................7
   EXCHANGE OF STOCK CERTIFICATES.................................................................................7
   REASONS FOR THE REORGANIZATION.................................................................................8
   REGULATORY APPROVALS AND CONDITIONS; AMENDMENT AND TERMINATION.................................................9
   ACCOUNTING TREATMENT..........................................................................................10
   TAX CONSEQUENCES..............................................................................................10
   STATUTORY PROVISIONS FOR DISSENTING SHAREHOLDERS..............................................................10
DESCRIPTION OF PB FINANCIAL COMMON STOCK.........................................................................12
EFFECT OF THE REORGANIZATION ON RIGHTS OF SHAREHOLDERS...........................................................12
   GENERAL.......................................................................................................12
   AUTHORIZED CAPITAL STOCK......................................................................................12
   DIVIDENDS.....................................................................................................13
   VOTING RIGHTS.................................................................................................14
   LIQUIDATION RIGHTS............................................................................................14
   PREEMPTIVE RIGHTS.............................................................................................14
   REDEMPTION OF SHARES..........................................................................................14
   OTHER.........................................................................................................14
   ANTITAKEOVER PROVISIONS OF PB FINANCIAL'S ARTICLES OF INCORPORATION...........................................15
   ADVANTAGES AND DISADVANTAGES OF ARTICLES 7, 8 AND 9...........................................................16
   INDEMNIFICATION...............................................................................................19
   ACTIONS BY SHAREHOLDERS WITHOUT A MEETING.....................................................................20
   SHAREHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS.............................................................20
COMPARATIVE MARKET PRICES AND DIVIDENDS..........................................................................21
BUSINESS OF PEACHTREE BANK.......................................................................................21
   GENERAL.......................................................................................................21
   PROPERTIES....................................................................................................22
   EMPLOYEES.....................................................................................................22
   LEGAL PROCEEDINGS.............................................................................................22
MANAGEMENT OF PEACHTREE BANK.....................................................................................22
EXECUTIVE COMPENSATION...........................................................................................25
CERTAIN TRANSACTIONS.............................................................................................25

   MANAGEMENT STOCK OWNERSHIP....................................................................................26
   VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS OF PEACHTREE BANK................................................27
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.........................27
BUSINESS OF PB FINANCIAL.........................................................................................32
   GENERAL.......................................................................................................32
   PROPOSED NONBANKING ACTIVITIES................................................................................32
   EMPLOYEES.....................................................................................................32
   PROPERTY......................................................................................................32
   LEGAL PROCEEDINGS.............................................................................................33
MANAGEMENT OF PB FINANCIAL.......................................................................................33
PB FINANCIAL EXECUTIVE COMPENSATION..............................................................................33
   CASH COMPENSATION.............................................................................................33
   OUTSIDE DIRECTOR OPTION PLAN..................................................................................33
INTERESTS OF MANAGEMENT IN THE REORGANIZATION....................................................................35
OWNERSHIP OF PB FINANCIAL COMMON STOCK...........................................................................35
   MANAGEMENT STOCK OWNERSHIP....................................................................................35
FINANCIAL INFORMATION............................................................................................35
   FINANCIAL STATEMENTS..........................................................................................35
   CAPITALIZATION................................................................................................38
SHAREHOLDER PROPOSALS............................................................................................39
LEGAL MATTERS....................................................................................................39
OTHER MATTERS....................................................................................................39
WHERE YOU CAN FIND MORE INFORMATION ABOUT PB FINANCIAL...........................................................39


APPENDIX A --    AGREEMENT AND PLAN OF MERGER BY AND AMONG PB FINANCIAL
                 CORPORATION, INTERIM PB CORPORATION AND THE PEACHTREE
                 BANK...........................................................................................A-1

APPENDIX B --    DISSENTERS' RIGHTS.............................................................................B-1

                                     SUMMARY


         This summary highlights selected information from this proxy statement/prospectus. Because this is a summary, it does not contain all of the information that may be important to you. You should read the entire proxy statement/prospectus and its appendices carefully before you decide to vote.

                      PROPOSAL 1 -- ELECTION OF DIRECTORS

         The Board proposes that the current slate of directors to be reelected as directors of The Peachtree Bank to serve an additional one-year term and until their successors are duly elected and qualified. If any of these nominees should become unavailable to serve as a director (which is not now anticipated), then the persons named as proxies reserve full discretion to vote for any other person or persons as may be nominated. The affirmative vote of a majority of the shares voted is required for the election of directors.

          PROPOSAL 2 -- REORGANIZATION INTO HOLDING COMPANY STRUCTURE

THE COMPANIES  (Page __ for Peachtree Bank, Page __ for PB Financial)

         The Peachtree Bank is a Georgia state-chartered bank. Peachtree Bank's main office located in Duluth, Georgia is its sole banking office. Peachtree Bank offers a broad range of banking and banking-related services. As of December 31, 1998, Peachtree Bank's total assets were about $19.76 million, deposits were about $12.61 million and shareholder's equity was about $6.99 million. The PB Financial Services Corporation, a Georgia corporation, was organized on December 11, 1998, at the direction of Peachtree Bank to serve as a bank holding company for and the sole shareholder of Peachtree Bank. Interim PB Corporation, a Georgia corporation, was organized on February 18, 1999, at the direction of Peachtree Bank. Interim is a wholly-owned subsidiary of PB Financial and its sole purpose is to facilitate the reorganization of Peachtree Bank. The principal executive offices of Peachtree Bank, PB Financial and Interim are located at:

                            9570 Medlock Bridge Road
                              Duluth, Georgia 30096
                                 (770) 814-8100


THE REORGANIZATION  (Page ___)

         The Plan of Reorganization provides for the merger of Peachtree Bank and Interim. After the merger, the combined company will be called "The Peachtree Bank" and will be a wholly-owned subsidiary of PB Financial after the reorganization.

         A copy of the Plan of Reorganization is included as Appendix A to this proxy statement/prospectus. We encourage you to read the Plan of Reorganization since it is the legal document that governs the reorganization.

OUR REASONS FOR THE REORGANIZATION   (Page ___)

         The Boards of Directors of Peachtree Bank and PB Financial unanimously approved the Plan of Reorganization. In deciding to approve the Plan of Reorganization, the Boards of Directors of Peachtree Bank and PB Financial considered a number of factors, including:

         - A holding company will have greater corporate flexibility to issue stock, borrow money, and redeem stock;

         - A holding company, subject to existing laws and required regulatory approvals, may operate banks throughout Georgia and may engage in non-banking activities; and

         - The holding company structure will allow us to be more competitive with larger banks, which are already members of a multi-bank holding company system, and community banks, which are now owned by a one-bank holding company.

         The Boards of Directors of Peachtree Bank and PB Financial believe that the reorganization will result in a company with expanded opportunities for profitable growth and will provide greater ability to compete in the changing and competitive financial services industry.

RECOMMENDATION TO PEACHTREE BANK SHAREHOLDERS  (Page ___)

         Peachtree Bank's Board of Directors believes that the reorganization of Peachtree Bank into a holding company structure is in the best interests of Peachtree Bank and its shareholders. The Peachtree Bank Board unanimously recommends that you vote FOR the reorganization.

THE PEACHTREE BANK SPECIAL SHAREHOLDER MEETING  (Page ___)

         The annual meeting will be held at the main office of Peachtree Bank, located at 9570 Medlock Bridge Road, Duluth, Georgia, on Tuesday, June 29, 1999, at ____ p.m., local time. Peachtree Bank's Board of Directors is soliciting proxies for use at the annual meeting of Peachtree Bank shareholders. At the annual meeting, Peachtree Bank's Board of Directors will ask the Peachtree Bank shareholders to vote on a proposal to approve the reorganization of Peachtree Bank into a holding company structure.

RECORD DATE FOR SPECIAL SHAREHOLDER MEETING  (Page ___)

         The Board of Directors of Peachtree Bank has set the record date for the annual meeting as the close of business on [MAY 14], 1999. You may vote at the annual meeting if you owned Peachtree Bank common stock on the record date. You will have one vote for each share of Peachtree Bank common stock you owned on the record date. You can revoke your proxy at any time prior to the vote at the annual meeting.

VOTE REQUIRED  (Page ___)

         In order to approve the merger, shareholders holding two-thirds of the outstanding shares of Peachtree Bank common stock must approve the Plan of Reorganization. As of the record date, all directors and executive officers of Peachtree Bank as a group (13 persons) could vote approximately 219,875 shares of Peachtree Bank common stock, constituting approximately 28.36% of the total number of shares of Peachtree Bank common stock outstanding at that date. Peachtree Bank's directors and executive officers have committed to vote their shares of Peachtree Bank common stock in favor of the reorganization.

WHAT PEACHTREE BANK SHAREHOLDERS WILL RECEIVE   (Page ___)

         As a result of the reorganization, each Peachtree Bank shareholder will receive one share of PB Financial common stock for each share of Peachtree Bank common stock that they own. Once the reorganization is complete, PB Financial's transfer agent will mail to you materials and instructions for use to exchange your Peachtree Bank stock certificates for PB Financial stock certificates.

         PEACHTREE BANK SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY ARE INSTRUCTED TO DO SO AFTER THE REORGANIZATION.

REGULATORY APPROVALS  (Page ___)

         We cannot complete the reorganization until we receive approval of the Federal Reserve, the FDIC and the Georgia Department of Banking and Finance. PB Financial and Peachtree Bank filed an application with the FDIC seeking approval of the merger of Peachtree Bank and Interim. PB Financial also filed an application with the Federal Reserve requesting authorization to become a bank bolding company. PB Financial and Peachtree Bank also filed a copy of these applications with the Georgia Department of Banking and Finance. The Georgia Department of Banking and Finance is the primary regulator of Peachtree Bank. It is possible that the Federal Reserve, FDIC or Georgia Department of Banking and Finance approvals will impose conditions or restrictions that PB Financial or Peachtree Bank believe to materially adversely affect the economic or business benefits of the reorganization.

CONDITIONS TO THE REORGANIZATION  (Page ___)

         The completion of the reorganization depends upon PB Financial and Peachtree Bank satisfying a number of conditions, including:

         1. Peachtree Bank shareholders and Interim shareholders must approve the Plan of Reorganization;

         2. The number of shares held by shareholders of Peachtree Bank who have perfected dissenter's rights of appraisal may not be greater than 10% of Peachtree Bank's outstanding shares or otherwise make the consummation of the reorganization inadvisable;

         3. PB Financial and Peachtree Bank must receive all required regulatory approvals and any waiting periods required by law must have passed; and

         4. PB Financial and Peachtree Bank must receive a legal opinion confirming the tax-free nature of the reorganization.

TERMINATION OF THE PLAN OF REORGANIZATION   (Page ___)

         Either PB Financial, Peachtree Bank or Interim can terminate the Plan of Reorganization without completing the reorganization if, among other things, any of the following occurs:

         1. The number of shares voted against the Plan of Reorganization makes the reorganization inadvisable in the opinion of the Board of Directors of Peachtree Bank, PB Financial or Interim;

         2. Any action, suit, proceeding or claim is instituted or threatened relating to the reorganization, which in the opinion of the Board of Directors of Peachtree Bank, PB Financial or Interim makes the consummation of the reorganization inadvisable;

         3. Any of the conditions to the reorganization are not satisfied; or

         4. Any other event occurs which the Board of Directors of Peachtree Bank, PB Financial or Interim deem to cause the reorganization to become inadvisable.


         If the Plan of Reorganization is terminated, it will be void and of no further effect. If the merger is not consummated, Peachtree Bank will continue to operate as a state chartered bank under its present management.

DISSENTERS' RIGHTS (Page ___ and Appendix B)

         The Georgia Business Corporation Code provides that a Peachtree Bank shareholder may receive cash for the "fair value" of his or her shares if the Peachtree Bank shareholder does not vote in favor of the reorganization and complies with certain notice requirements and other procedures. If you wish to dissent, you must precisely follow specific procedures to exercise the right to dissent or the right to dissent may be lost. The procedures to exercise dissenters' rights are described in this proxy statement/prospectus and the provisions of the Georgia Business Corporation Code that describe the procedures are attached as Appendix B.

IMPORTANT FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION  (Page ___)

         We expect that PB Financial, Peachtree Bank and their shareholders will not recognize any gain or loss for U.S. federal income tax purposes as a result of the reorganization. Both companies have received a legal opinion that this will be the case. This legal opinion is filed as an exhibit to the Registration Statement of which this proxy statement/prospectus is a part. The opinion will not bind the Internal Revenue Service, which could take a different view. This tax treatment will not apply to any Peachtree Bank shareholder who exercises dissenters' rights and receives cash in exchange for his or her shares of Peachtree Bank stock. Determining the actual tax consequences of the reorganization to you as an individual taxpayer can be complicated. The tax treatment will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the reorganization tax consequences.

ACCOUNTING TREATMENT OF THE REORGANIZATION   (Page ____)

         The reorganization, if completed as proposed, will be accounted for in a manner similar to that of a pooling of interests. This means that, for accounting and financial reporting purposes, we will treat Peachtree Bank and PB Financial as if they had always been one company. Therefore, the assets and liabilities of Peachtree Bank will be recorded on the books of the holding company at their respective values on the books of Peachtree Bank at the effective date of the reorganization.

CERTAIN DIFFERENCES IN SHAREHOLDERS' RIGHTS  (Page ___)

         The rights of PB Financial shareholders differ from the rights of Peachtree Bank shareholders in certain important respects, some of which constitute additional anti-takeover provisions provided for in PB Financial's Articles of Incorporation and Bylaws.

DIVIDENDS AFTER THE REORGANIZATION   (Page ____)

         Peachtree Bank has not paid dividends to its shareholders in the past. Initially, we do not expect that upon completion of the reorganization PB Financial will pay dividends to its shareholders.

COMPARATIVE PER SHARE DATA

         Prior to the reorganization, PB Financial will not conduct any operations. Since upon the consummation of the reorganization, each outstanding share of Peachtree Bank will be converted into one share of PB Financial common stock, the pro forma combined book value per share, net income per share and market value per share for PB Financial are expected to be equal to the respective historical per share amounts for Peachtree Bank.

                     MEETING OF PEACHTREE BANK SHAREHOLDERS

DATE, PLACE, TIME, AND PURPOSE

         Peachtree Bank's Board of Directors is sending you this proxy statement/prospectus in connection with its solicitation of proxies for use at the annual meeting of Peachtree Bank shareholders. At the annual meeting, the Peachtree Bank Board of Directors will ask you to elect directors of Peachtree Bank to serve until the next annual meeting and until their successors are duly elected and qualified and to vote on a proposal to approve the Plan of Reorganization. Peachtree Bank will pay the costs associated with the solicitation of proxies for the annual meeting. The annual meeting will be held at the main office of Peachtree Bank, located at 9570 Medlock Bridge Road, Duluth, Georgia, on Tuesday, June 29, 1999, at ___ p.m., local time.

RECORD DATE, VOTING RIGHTS, REQUIRED VOTE, AND REVOCABILITY OF PROXIES

         Peachtree Bank has set the close of business on [MAY 14], 1999, as the record date for determining holders of outstanding shares of Peachtree Bank common stock entitled to notice of and to vote at the annual meeting. Only holders of Peachtree Bank common stock of record on the books of Peachtree Bank at the close of business on the record date are entitled to notice of and to vote at the annual meeting. As of the record date, there were 775,375 shares of Peachtree Bank common stock issued and outstanding and entitled to vote at the annual meeting, which shares were held by [570] holders of record.

         Peachtree Bank shareholders are entitled to one vote for each share of Peachtree Bank common stock owned on the record date. The affirmative vote of a majority of the shares voted is required for the election of directors. The vote required for the approval of the Plan of Reorganization is two-thirds of the issued and outstanding shares of Peachtree Bank common stock entitled to vote at the annual meeting. Consequently, with respect to the proposal to approve the Plan of Reorganization, abstentions and broker non-votes will be counted as part of the base number of votes to be used in determining if the proposal has received the requisite number of base votes for approval. Thus, an abstention or a broker non-vote will have the same effect as a vote "against" the proposal.

         The designated proxy holder will vote shares of Peachtree Bank common stock, if such proxies are properly executed, received in time and not revoked, in accordance with the instructions on the proxies. IF THE PROXY DOES NOT CONTAIN INSTRUCTIONS OF HOW TO VOTE, THE PROXY HOLDERS WILL VOTE FOR APPROVAL OF THE PLAN OF REORGANIZATION. ADDITIONALLY, IF YOU DO NOT INCLUDE INSTRUCTIONS WITH YOUR PROXY, THE PROXY HOLDER WILL USE HIS OR HER DISCRETION TO VOTE ON ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE ANNUAL MEETING. FURTHER, IF
YOU DO NOT INCLUDE INSTRUCTIONS WITH YOUR PROXY AS TO HOW TO VOTE AT THE
ANNUAL MEETING, YOU WILL NOT BE ENTITLED TO ASSERT DISSENTERS' RIGHTS. SEE "DESCRIPTION OF MERGER -- DISSENTERS' RIGHTS." If necessary, the proxy holder may vote in favor of a proposal to adjourn the annual meeting in order to permit further solicitation of proxies in the event there are not sufficient votes to approve the proposal at the time of the annual meeting. No proxy that is voted against the approval of the Plan of Reorganization will be voted in favor of an adjournment of the annual meeting in order to permit further solicitation of proxies.

-------------------------------------------------------------------------------

         FAILURE EITHER TO VOTE BY PROXY OR IN PERSON AT THE ANNUAL MEETING WILL HAVE THE EFFECT OF A VOTE CAST AGAINST APPROVAL OF THE PLAN OF REORGANIZATION.

-------------------------------------------------------------------------------

         A Peachtree Bank shareholder who has given a proxy may revoke it at any time prior to its exercise at the annual meeting by (1) giving written notice of revocation to the Secretary of Peachtree Bank, (2) properly submitting to Peachtree Bank a duly executed proxy bearing a later date, or (3) attending the annual meeting and voting in person. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: The Peachtree Bank, 9570 Medlock Bridge Road, Duluth, Georgia 30097;
Attention: Monty G. Watson.

         As of the record date, all directors and executive officers of Peachtree Bank as a group (13 persons) were entitled to vote approximately 219,875 shares of Peachtree Bank common stock, constituting approximately 28.36% of the total number of shares of Peachtree Bank common stock outstanding at that date. All directors and executive officers of Peachtree Bank have committed to vote their shares of Peachtree Bank common stock in favor of the Plan of Reorganization. See "BUSINESS OF PEACHTREE BANK -- Management."


                      PROPOSAL 1 - ELECTION OF DIRECTORS

     The Board proposes that the current slate of directors to be reelected as directors of The Peachtree Bank to serve an additional one-year term and until their successors are duly elected and qualified. If any of these nominees should become unavailable to serve as a director (which is not now anticipated), then the persons named as proxies reserve full discretion to vote for any other person or persons as may be nominated. The affirmative vote of a majority of the shares voted is required for the election of directors.

     The table below sets forth for each director nominee (a) the person's name
(b) his age at January 1, 1999, (c) the year he was first elected as a director, and (d) his position with Peachtree Bank other than as a director and his other business experience for the past five years.

                              Director Nominees

                    To Serve a term of One Year Until 2000

                                            Year
                                            First
                Name          Age          Elected                     Principal Occupation
                ----          ---          -------                     --------------------

Robert D. Cheeley              41           1998        Director of Peachtree Bank and Attorney/Retired

Daniel B. Cowart               40           1998        Director of Peachtree Bank and Real Estate
                                                        Developer

Paul D. Donaldson              50           1998        Director of Peachtree Bank and Real Estate
                                                        Developer

Charles Douglas                74           1998        Director of Peachtree Bank and Insurance
                                                        Agent/Retired

Dexter R. Floyd                52           1998        Director of Peachtree Bank and Direct Mail
                                                        Advertising/Printing

J. Edwin Howard                70           1998        Director of Peachtree Bank and Retired

John J. Howard                 39           1998        Chairman of the Board of Peachtree Bank and
                                                        Retail/Hardware

J. Stephen Hurst               49           1998        Director of Peachtree Bank and Insurance Agent

Charles A. Machemehl, III      41           1998        Director of Peachtree Bank and Orthodontist

J. Paul Maggard                37           1998        Director of Peachtree Bank and Restaurateur

Monty G. Watson                41           1998        Chief Executive Officer, President and Director
                                                        of Peachtree Bank

          PROPOSAL 2 - REORGANIZATION INTO HOLDING COMPANY STRUCTURE

                        DESCRIPTION OF THE REORGANIZATION

         The following information describes certain aspects of the reorganization. This description is not complete and is qualified in its entirety by reference to the Appendices hereto, including the Plan of Reorganization, which is attached as Appendix A and is incorporated by reference to this proxy statement/prospectus. All shareholders are urged to read the Appendices in their entirety.

GENERAL

         Upon consummation of the reorganization, Peachtree Bank will merge with Interim, a wholly-owned subsidiary of PB Financial. Peachtree Bank will survive the merger and the separate existence of Interim will cease. On the effective date of the reorganization, each share of Peachtree Bank common stock then issued and outstanding, excluding shares held by Peachtree Bank shareholders who perfect their dissenters' rights, will be converted into and exchanged for the right to receive one share of PB Financial common stock.

PARTIES TO THE REORGANIZATION PLAN

         Peachtree Bank is a commercial bank organized and operating under the Financial Institutions Code of Georgia.

         PB Financial is a Georgia corporation which was organized at the direction of Peachtree Bank to serve as a holding company for and the sole shareholder of Peachtree Bank. As of the close of business on the record date, PB Financial had 10,000,000 shares of common stock, $5.00 par value, authorized, of which one share was issued and outstanding. At present, PB Financial's sole shareholder is Monty G. Watson, but upon consummation of the reorganization, each present shareholder of Peachtree Bank will hold the same number of shares of PB Financial common stock as he or she held of Peachtree Bank common stock prior to the reorganization.

         Interim is a Georgia corporation which was organized at the direction of Peachtree Bank for the sole purpose of facilitating the reorganization. At the close of business on the record date, Interim had 10,000,000 shares of common stock, $5.00 par value, authorized, of which one share was issued and outstanding and held of record by PB Financial.

TERMS OF THE REORGANIZATION PLAN

         Peachtree Bank will be reorganized into a holding company structure by merging Interim into Peachtree Bank as described in the Plan of Reorganization. Peachtree Bank will be the survivor of the merger, or the resulting bank, and Interim will cease to exist. The 775,375 issued and outstanding shares of the resulting Peachtree Bank common stock, $5.00 par value, will be owned by PB Financial.

         Peachtree Bank's officers and directors will not be changed as a result of the reorganization.

         If the shareholders of Peachtree Bank approve the Plan of Reorganization by the necessary vote, the merger of Interim into Peachtree Bank will be effective and the reorganization will be consummated as of the date specified in the certificate of merger which will be issued by the Georgia Secretary of State in accordance with the provisions of Section 7-1-535 of the Financial Institutions Code of Georgia.

CONVERSION OF STOCK

         On the effective date of the reorganization, each issued and outstanding share of Peachtree Bank common stock and Interim common stock will be converted into the consideration described below:

         (a) Each share of Peachtree Bank common stock will be converted into one share of PB Financial common stock.

         (b) The one share of Interim Stock held of record by PB Financial will be converted into 775,375 shares of the resulting Peachtree Bank common stock.

         On the effective date of the reorganization, the resulting Peachtree Bank will also distribute an amount equal to the capital and surplus of Interim ($5.00) to PB Financial, and PB Financial will use this distribution to redeem, at cost, the one organization share of PB Financial common stock issued to Monty G. Watson.

EXCHANGE OF STOCK CERTIFICATES

         As soon as practicable after the effective date of the reorganization, PB Financial will mail a letter of transmittal to shareholders who did not perfect dissenters rights. The letter of transmittal will include instructions for the exchange of stock certificates representing Peachtree Bank common stock for stock certificates representing PB Financial common stock. PB Financial will issue and mail to each holder of Peachtree Bank common stock, who returns their certificates representing Peachtree Bank common stock and a properly completed letter of transmittal, a certificate or certificates representing the number of shares of PB Financial common stock to which the holder is entitled. SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL.

         After the effective date of the reorganization, Peachtree Bank shareholders of record as of the effective date will be entitled to vote at any meeting of the shareholders of PB Financial regardless of whether such shareholders have surrendered their Peachtree Bank stock certificates.

REASONS FOR THE REORGANIZATION

         Peachtree Bank's Board of Directors considered forming a bank holding company at the same time Peachtree Bank was formed but were advised that forming a bank holding company at that time could delay the organization process. The Board of Directors of Peachtree Bank now believes that reorganization into a holding company structure is in the best interests of Peachtree Bank and its shareholders for the following reasons:

         - A holding company is a more modern corporate structure for a financial institution.

         - A holding company will have greater corporate flexibility than Peachtree Bank, such as the ability, without regulatory approvals under certain circumstances, to issue stock, borrow money and redeem stock.

         - A holding company, subject to required approvals, can acquire interests in and operate banks throughout Georgia and elsewhere in the Southeast, if deemed appropriate.

         - A holding company may, subject to existing laws, engage in nonbanking activities and form nonbank subsidiaries.

         - PB Financial will have a large number of authorized shares of PB Financial Stock available for issuance which can be issued from time to time, if necessary, to raise additional capital, to make acquisitions and for other proper corporate purposes without further action by the shareholders of PB Financial. See "Comparative Legal Rights of Shareholders Authorization and Issuance of Shares."

         - PB Financial will be able to borrow money for various corporate purposes.

         - PB Financial will also have the authority to redeem shares of PB Financial common stock without prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") as long as (a) its total and tier 1 risk-based capital ratios and its leverage capital ratio exceed the thresholds for "well-capitalized" both before and after the redemption; (b) it received a "1" or "2" rating on its most recent examination; and (c) it is not the subject of any unresolved supervisory issues. See "Certain Effects of the Reorganization - Redemption of Shares."

         - PB Financial will be more competitive since many of the larger banks in Georgia are already members of a multi-bank holding company system, and many community banks in Georgia are now owned by a one-bank holding company.

         Management believes that the power and flexibility of a holding company structure will better enable Peachtree Bank and PB Financial to compete with other financial institutions and will place PB Financial in a better position for future growth.

         At the present time, neither Peachtree Bank nor PB Financial has any understanding or commitments to make acquisitions or to engage in new activities. However, management of PB Financial believes that if the Plan of Reorganization is approved, there may be opportunities for acquisitions and new activities for PB Financial which the Board of Directors might consider to be beneficial to PB Financial and its shareholders.

         The Board of Directors of Peachtree Bank has unanimously approved the terms of the Plan of Reorganization and recommends that shareholders of Peachtree Bank vote in favor of the Plan of Reorganization. The directors of PB Financial and Interim have also unanimously approved the terms of the Reorganization.

REGULATORY APPROVALS AND CONDITIONS; AMENDMENT AND TERMINATION

         Consummation of the Reorganization is subject to various conditions set forth in the Plan of Reorganization including the following: (a) approval of the Plan of Reorganization by the holders of at least two-thirds of the 775,375 outstanding shares of Peachtree Bank common stock; (b) approval by the FDIC, the Federal Reserve and the Georgia Department of Banking and Finance; and (c) shareholders who have perfected dissenters' rights of appraisal holding no more than 10% of the shares of Peachtree Bank common stock. As of the date of this proxy statement/prospectus, applications for approval have been filed with the FDIC, the Federal Reserve and the Department of Banking and are pending. Peachtree Bank and PB Financial do not anticipate any difficulty in securing the necessary regulatory approvals or in satisfying the other conditions to consummation of the reorganization.

         The Plan of Reorganization may be amended at any time before the reorganization becomes effective by agreement among Peachtree Bank, PB Financial and Interim; provided, however, no amendment reducing the number of shares of PB Financial common stock to be received by shareholders of Peachtree Bank will be valid without being approved by the shareholders of Peachtree Bank.

         The Plan of Reorganization may be terminated by any of the parties to the Plan of Reorganization (a) if the number of shares of Peachtree Bank common stock voted against the Plan of Reorganization makes the transaction inadvisable in the opinion of the Board of Directors of any of the parties to the reorganization, (b) if any lawsuit has been instituted or threatened relating to the proposed reorganization which makes consummation of the reorganization inadvisable in the opinion of the Board of Directors of any of the parties to the reorganization, (c) if any of the conditions to consummation of the reorganization have not been satisfied or (d) if for any other reason consummation of the reorganization is deemed inadvisable in the opinion of the Board of Directors of any of the parties to the reorganization.

         The review of Peachtree Bank's application by the Federal Reserve, the FDIC, and Georgia Department of Banking and Finance does not include an evaluation of the proposed transaction from the financial perspective of the individual shareholders of Peachtree Bank. Further, no shareholder should construe regulatory approvals of the applications to be a recommendation that the shareholders vote to approve the proposal. Each shareholder entitled to vote should evaluate the proposal to determine the personal financial impact on him or her of the completion of the proposed transaction. Shareholders not fully knowledgeable in such matters are advised to obtain the assistance of competent professionals in evaluating all aspects of the proposal including any determination that the completion of the proposed transaction is in the best financial interest of the shareholder.

ACCOUNTING TREATMENT

         The reorganization, if completed as proposed, will be treated in a manner similar to that of a pooling of interests for accounting purposes. Accordingly, under generally accepted accounting principles, the assets and liabilities of Peachtree Bank will be recorded on the books of PB Financial at their respective values on the books of Peachtree Bank at the effective date of the reorganization.

TAX CONSEQUENCES

         The proposed reorganization will be treated as a reorganization under
Section 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, or an exchange under Section 351 of the Code. In form, the merger of Interim with and into Peachtree Bank is structured to qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code. Since Interim was formed solely for the purpose of participating in the reorganization, will engage in no other business activities, and will go out of existence on the effective date of the reorganization, special counsel to Peachtree Bank believes that Interim's transitory existence may be disregarded for tax purposes. Consequently, the transaction may be treated in substance as an exchange by Peachtree Bank shareholders of their Peachtree Bank common stock for PB Financial common stock. In either case, the federal income tax consequences of the proposed reorganization will be as follows:

         (a) No gain or loss will be recognized by a Peachtree Bank shareholder who exchanges his or her Peachtree Bank common stock for PB Financial common stock.

         (b) The aggregate basis of PB Financial common stock received by a Peachtree Bank shareholder will be the same as the aggregate basis of Peachtree Bank common stock surrendered in the exchange.

         (c) The holding period, if any, of PB Financial common stock received by a Peachtree Bank shareholder will include the holding period of Peachtree Bank common stock surrendered in the exchange, provided that the Peachtree Bank common stock is held as a capital asset on the effective date of the reorganization.

         (d) If a Peachtree Bank shareholder dissents to the reorganization and receives cash in exchange for his or her Peachtree Bank common stock (pursuant to dissenters' rights provisions described in this proxy statement/prospectus), the cash will be treated as received by the shareholder as a distribution in redemption of his or her Peachtree Bank common stock, subject to the provisions and limitations of Section 302 of the Internal Revenue Code.

         The discussion does not address the tax consequences that may be relevant to a particular shareholder, such as a shareholder who does not hold Peachtree Bank common stock as a capital asset. Each Peachtree Bank shareholder should rely upon the shareholder's own tax advisor with respect to the federal, state and local income tax consequences of the reorganization.

STATUTORY PROVISIONS FOR DISSENTING SHAREHOLDERS

         The Plan of Reorganization provides for certain dissenters rights for holders of Peachtree Bank common stock who object to the proposed reorganization. Under Section 7-1-537 of the Financial Institutions Code of Georgia, any holder of record of Peachtree Bank common stock who objects to the proposed reorganization and who fully complies with all of the provisions of
Article 13
of the Georgia Business Corporation Code (but not otherwise) shall be entitled to demand and receive payment for all (but not less than all) of his or her shares of Peachtree Bank common stock if the proposed reorganization is consummated.

         Any shareholder of Peachtree Bank who objects to the Plan of Reorganization and desires to receive payment for his or her Peachtree Bank common stock:

         (a) Must file a written objection to the Plan of Reorganization with Peachtree Bank either prior to the meeting or at the meeting but before the vote is taken, and the written objection must contain a statement that the shareholder intends to demand payment for his or her shares if the Plan of Reorganization is approved; AND

         (b) Must either abstain from voting or vote against approval of the Plan of Reorganization; AND

         (c) Must demand payment and deposit his or her Peachtree Bank common stock certificate in accordance with the terms of the dissenters' notice sent to the dissenting shareholder by Peachtree Bank following approval of the Plan of Reorganization.

         A vote against the Plan of Reorganization alone will not constitute the separate written notice and demand for payment referred to in (a) and (c) above; dissenting shareholders must separately comply with all three conditions. Any notice required to be given to Peachtree Bank must be forwarded to The Peachtree Bank, 9570 Medlock Bridge Road, Duluth, Georgia 30097.
Attention: Monty G. Watson.

         If the Plan of Reorganization is approved, Peachtree Bank will mail no later than 10 days after the approval by certified mail to each shareholder who has complied with conditions (a) and (b) above, written notice of such approval, addressed to the shareholder at the address the shareholder has furnished Peachtree Bank in writing, or, if none, at the shareholder's address as it appears on the records of Peachtree Bank. Peachtree Bank will set a date by which Peachtree Bank must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the dissenters' notice is delivered. The shareholder must make the written election to dissent and demand for payment described in condition (c) above by the payment demand date as set by Peachtree Bank.

         If all conditions in (a), (b) and (c) above are complied with in full, Peachtree Bank is required to make a written offer within ten days after receiving the payment demand, or within ten days after the consummation of the reorganization, whichever is later, to each dissenting shareholder to purchase all of such shareholder's shares of Bank Stock at a specific price. If Peachtree Bank and any dissenting shareholder are unable to agree on the fair value of the shares within sixty days, Peachtree Bank shall commence a proceeding in the Superior Court of Fulton County, Georgia, to determine the rights of the dissenting shareholder and the fair value of his or her shares. If Peachtree Bank does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         One of the conditions to the Plan of Reorganization is that the holders of no more than 10% of the shares of Peachtree Bank common stock shall have filed notices of election to dissent. If this condition is not satisfied, the parties to the Plan of Reorganization will not be required to consummate the reorganization, in which event the dissenters' rights described in this section would also terminate. However, it is the intent of management of PB Financial to accommodate those

Peachtree Bank shareholders electing to dissent to the extent that funds may be obtained or financing may be arranged to purchase their shares and to the extent that such accommodation does not create tax or regulatory obstacles.

         The foregoing is not a complete statement of the provisions of Section 7-1-537 of the Financial Institutions Code of Georgia nor of Article 13 of the Georgia Business Corporation Code, and it is qualified in its entirety by reference to the applicable Code Sections, which are reproduced in full as Appendix B to this proxy statement/prospectus.

         Upon compliance with the statutory procedures, dissenting shareholders will not have any rights as shareholders of Peachtree Bank or of PB Financial, including, among other things, the right to receive dividends and the right to vote on matters submitted for shareholder consideration.


                    DESCRIPTION OF PB FINANCIAL COMMON STOCK

         PB Financial's authorized capital stock consists of 10,000,000 shares of $5.00 par value common stock. The holders of the PB Financial common stock have unlimited voting rights and are entitled to one vote per share for all purposes. Holders of PB Financial common stock are entitled to any dividends as may be declared by the Board of Directors of PB Financial in compliance with the provisions of the Georgia Business Corporation Code and the regulations of the appropriate regulatory authorities, and to receive the net assets of the corporation upon dissolution. The PB Financial common stock does not have any preemptive rights with respect to acquiring additional shares of PB Financial common stock, and the shares are not subject to any conversion, redemption or sinking fund provisions. The outstanding shares of PB Financial common stock to be issued by PB Financial in connection with the Plan of Reorganization will be fully-paid and nonassessable. The PB Financial Board of Directors is divided into three classes, as nearly equal in number as possible. PB Financial common stock does not have cumulative voting rights in the election of PB Financial directors.


             EFFECT OF THE REORGANIZATION ON RIGHTS OF SHAREHOLDERS

GENERAL

         At the present time, Peachtree Bank is a state-chartered commercial bank and the rights of shareholders of Peachtree Bank are governed by the Articles of Incorporation and Bylaws of Peachtree Bank and by the Financial Institutions Code of Georgia and the regulations issued by the Georgia Department of Banking and Finance. If the reorganization is consummated, shareholders of Peachtree Bank will become shareholders of PB Financial and their rights will be governed by the Articles of Incorporation and Bylaws of PB Financial and by the Georgia Business Corporation Code.

         Summarized below are the material differences between the rights of shareholders of Peachtree Bank and the rights of shareholders of PB Financial.

AUTHORIZED CAPITAL STOCK

         Peachtree Bank is authorized by its Articles of Incorporation to issue a maximum of 2,000,000 shares of common stock $5.00 par value. As of the record date, there were 775,375 shares of Peachtree Bank common stock issued and outstanding. The outstanding shares of Peachtree Bank common stock are fully paid and nonassessable.

         PB Financial is authorized by its Articles of Incorporation to issue a maximum of 10,000,000 shares of common stock, $5.00 par value. As of the record date, there was one share of PB Financial Stock issued and outstanding. Upon consummation of the Reorganization, PB Financial will issue 775,375 shares of PB Financial common stock to the former shareholders of Peachtree Bank, assuming there are no dissenting shareholders. Upon their issuance, the outstanding shares of PB Financial common stock issued under the Plan of Reorganization will be fully paid and nonassessable.

         PB Financial has a large number of authorized but unissued shares solely as a matter of future convenience. PB Financial currently does not have any plans to issue additional shares of PB Financial common stock.

         The offering price of Peachtree Bank's common stock was $10.00 per share. Based on the trades of which Management is aware, Peachtree Bank's common stock since the offering has traded at $10.00 per share. In the short term, the formation of PB Financial should have no impact of the market value of the stock. Over the long term, however, there is a possibility that PB Financial may enhance the market value of the common stock.

DIVIDENDS

         Currently, the holders of shares of Peachtree Bank common stock are entitled to dividends and other distributions as and when declared by the Board of Directors of Peachtree Bank out of the assets legally available for dividends and other distributions. Peachtree Bank may pay dividends in cash, property or shares of Peachtree Bank common stock provided that the payment would not be prohibited by Peachtree Bank's Articles of Incorporation and would not render Peachtree Bank insolvent. In addition, the Financial Institutions Code of Georgia and the regulations issued under it by the Georgia Department of Banking and Finance further provide (a) that dividends of cash or property may be paid only out of Peachtree Bank's retained earnings, (b) that dividends may not be paid if Peachtree Bank's paid-in capital and retained earnings which are set aside for dividend payment and other distributions do not, in combination, equal at least 20% of Peachtree Bank's capital stock, and (c) that dividends may not be paid without prior approval of the Department of Banking if (1) Peachtree Bank's total classified assets at its most recent examination exceed 80% of its equity capital, (2) the aggregate amount of dividends to be declared exceeds 50% of Peachtree Bank's net profits after taxes but before dividends for the previous calendar year or (3) the ratio of equity capital to total adjusted assets is less than 6%. Also, the Federal Deposit Insurance Act of 1991 prohibits any insured institution, regardless of its level of capitalization, from paying any dividend if following the payment the institution would be undercapitalized.

         If the reorganization is consummated, the holders of shares of PB Financial common stock (the former shareholders of Peachtree Bank) will be entitled to dividends and other distributions as and when declared by the Board of Directors of PB Financial out of assets legally available for dividends. Dividends will be payable in cash, property or shares of PB Financial common stock, unless PB Financial is insolvent or the dividend payment would render it insolvent. In the absence of other activities conducted by PB Financial, its ability to pay dividends will depend on the earnings of Peachtree Bank. Consequently, we cannot predict with any greater certainty whether or to what extent dividends will be paid to shareholders in the future if the reorganization is consummated than it could if the reorganization were not consummated.

VOTING RIGHTS

         The holders of Peachtree Bank common stock and the holders of PB Financial common stock are entitled to one vote per share on all matters presented for action by shareholders including elections of directors.

LIQUIDATION RIGHTS

         Upon the voluntary or involuntary dissolution, liquidation or winding up of the affairs of either Peachtree Bank or PB Financial, after the payment in full of debts and other liabilities, the remaining assets, if any, are to be distributed ratably among the shareholders.

PREEMPTIVE RIGHTS

         Peachtree Bank common stock is currently subject to preemptive rights. PB Financial common stock, however, will not be subject to preemptive rights, which means that upon a proposed sale of additional shares of PB Financial common stock for cash, shareholders will not have the right to acquire the additional shares in proportion to their present holdings of stock upon terms no less favorable than those of the proposed sale. This will permit the Board of Directors of PB Financial to utilize the authorized and unissued shares of PB Financial common stock as it determines to be in the best interests of PB Financial and its shareholders. Since the Board could issue shares of PB Financial common stock to raise additional equity capital and for other proper corporate purposes, this difference could result in dilution of a shareholder's interest in PB Financial. Any issuance of shares, however, would have to be approved by the Board of Directors of PB Financial. Management does not have any plans to issue additional shares of PB Financial common stock at the present time.

REDEMPTION OF SHARES

         Peachtree Bank is subject to certain regulatory restrictions regarding the redemption of shares of Peachtree Bank common stock. Under Federal Reserve regulations, PB Financial will have the authority to redeem shares of PB Financial common stock without prior approval of the Federal Reserve System as long as (a) its total and tier 1 risk-based capital ratios and its leverage capital ratio exceed the thresholds for "well-capitalized" both before and after the redemption; (b) it received a "1" or "2" rating on its most recent examination; and (c) it is not the subject of any unresolved supervisory issues. At this time, PB Financial does not have any plans to redeem shares of PB Financial common stock following the reorganization. If PB Financial does redeem shares of PB Financial common stock, the methods of redemption will be determined by the Board of Directors and may include, but will not be limited to, pro rata selection, random selection and selection in the discretion of the Board of Directors.

OTHER

         Neither Peachtree Bank common stock nor PB Financial common stock (a) is subject to liability for further calls or to assessments by Peachtree Bank or PB Financial, respectively, or (b) is subject to redemption, sinking fund or conversion provisions.

ANTITAKEOVER PROVISIONS OF PB FINANCIAL'S ARTICLES OF INCORPORATION

         The following describes certain provisions of PB Financial's Articles of Incorporation which may deter a takeover of control of PB Financial. This description is not complete and is qualified in its entirety by reference to PB Financial's Articles of Incorporation, which are attached to this proxy statement/prospectus as Appendix C. All shareholders are urged to read the Appendices in their entirety.

         CLASSIFICATION OF THE BOARD OF DIRECTORS. Article 7 of PB Financial's Articles of Incorporation divides the Board of Directors of PB Financial into three classes. Each class is to consist, as nearly as possible, of an equal number of members. The directors in each class will hold office for staggered terms of three years each, after initial terms of one year, then two years and three years, respectively. Each director also serves until his or her successor is elected and qualified or until his earlier death, resignation or removal. If the number of directors is modified, any increase or decrease in directorships would be apportioned among the classes so as to make all classes as nearly equal in number as possible.

         Unless two-thirds of the directors approve of a proposed change, this Article may only be amended or revoked by the affirmative vote of the holders of at least two-thirds of the outstanding shares of PB Financial common stock.

         Currently, directors of Peachtree Bank are elected on an annual basis.

         CHANGE IN NUMBER OF DIRECTORS. Article 8 of PB Financial's Articles of Incorporation provides that any change in the number of directors of PB Financial, as set forth in its Bylaws, would have to be made by the affirmative vote of two-thirds of the entire Board of Directors or by the affirmative vote of the holders of at least two-thirds of the outstanding shares of PB Financial common stock.

         The applicable provisions of the Georgia Business Corporation Code provide that, in the absence of a provision such as Article 8, the number of directors may be increased or decreased from time to time by amendment to the Bylaws unless the number of directors is otherwise fixed by the shareholders.

         Peachtree Bank's Bylaws currently provide that its Board of Directors shall consist of not less than five nor greater than twenty-five persons with the exact number being subject to change by resolution of the Board of Directors or by resolution of the shareholders at any annual or special meeting, provided that the Board of Directors may not increase or decrease the number by more than two in any one year.

         REMOVAL OF DIRECTORS. Article 9 of PB Financial's Articles of Incorporation provides that directors of PB Financial may be removed during their terms for "cause" only by the affirmative vote of the holders of a majority of the outstanding shares of PB Financial common stock; or without cause only by the affirmative vote of the holders of at least two-thirds of the outstanding shares. "Cause" for this purpose is defined as final conviction of a felony, request or demand for removal by any bank regulatory authority having jurisdiction over PB Financial, or determination by at least two-thirds of the incumbent directors of PB Financial that the conduct of the director to be removed has been inimical to the best interests of PB Financial.

         Unless two-thirds of the directors approve of a proposed change, this Article may only be amended or revoked by the affirmative vote of the holders of at least two-thirds of the outstanding Shares of PB Financial Common Stock.

         In the absence of a provision dealing with the removal of directors, such as Article 9, the Georgia Business Corporation Code provides that if the directors have staggered terms, then the shareholders may remove directors only for cause, unless the articles of incorporation or a bylaw adopted by the shareholders provides otherwise.

         Peachtree Bank's Bylaws currently provide that the entire Board of Directors or any individual director may be removed from office without cause by the affirmative vote of the holders of two-thirds of the shares entitled to vote in an election of directors.

         ADVANTAGES AND DISADVANTAGES OF ARTICLES 7, 8 AND 9. Articles 7, 8 and 9 of PB Financial's Articles of Incorporation would make it more difficult for shareholders of PB Financial, including those holding a majority of the outstanding shares of PB Financial common stock, to force an immediate change in the composition of a majority of the Board of Directors, even if the reason for the change were the performance of the present directors. Under Article 7, the terms of only one-third of the incumbent directors will expire each year, provided no new directorships are created and no directors resign or are removed from office. Under Article 8, it will be more difficult to create new directorships. Article 9 makes it difficult to remove directors without cause as is the case under Peachtree Bank's Bylaws. Accordingly, two annual shareholders' meetings will be required to change a majority of the directors of PB Financial instead of one meeting.

         The Board believes that Articles 7, 8 and 9 will help to assure future continuity and stability in the leadership and policies of PB Financial and Peachtree Bank. We also believe that these Articles will enable PB Financial to protect the interests of its shareholders in the event that another party, through a takeover bid or otherwise, obtains a substantial number of shares of PB Financial common stock.

         It would be impossible, assuming that no new directorships were created, no directors resigned and no directors were removed from office, for shareholders to change a majority of the directors at any one annual meeting unless the shareholders controlled sufficient votes to amend Articles 7, 8 or 9 (two-thirds of the outstanding shares). Although Articles 7, 8 and 9 will make it more difficult to acquire operating control of PB Financial in an unfriendly manner, directors who oppose or who are discouraged by new controlling shareholders might resign, which would allow directors elected by the new controlling shareholders to fill the vacancies created by the resignation.

         VOTE REQUIRED FOR SHAREHOLDER APPROVAL. The Georgia Business Corporation Code requires that unless a greater vote is required elsewhere under the Code or under the corporation's Articles of Incorporation or Bylaws, more votes must be cast in favor of a proposal than against it in order to approve a proposal. However, the Georgia Business Corporation Code requires the vote of a majority of the votes entitled to be cast in order to approve certain mergers or dispositions of assets and amendments to the Articles of Incorporation.

         PB Financial's Bylaws state that the affirmative vote of a majority of the shares of PB Financial common stock represented at the meeting and entitled to vote on the subject matter will represent the act of the shareholders, except as otherwise provided by law or PB Financial's Articles of Incorporation or Bylaws.

         Under PB Financial's Articles of Incorporation, unless two-thirds of the directors then in office have approved the following matters, action on these matters requires the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of PB Financial common stock entitled to vote in an election of directors:

         (1) Amendment of the provision of the Articles of Incorporation establishing a classified Board;

         (2) An amendment of the Bylaws, which changes the number of directors;

         (3) Amendment of the provision of the Articles of Incorporation setting forth the grounds and vote required for removal of directors;

         (4) A merger or consolidation of PB Financial with or into any other corporation or the sale, lease, exchange or other disposition of all or substantially all of its assets to any other corporation, person or entity;

         (5) Amendment of the provision of the Articles of Incorporation prescribing the vote required for the transactions described in clause (4) above; or

         (6) Amendment of the provision of the Articles of Incorporation listing the factors permitted to be considered by the Board in evaluating a potential change of control of PB Financial.

         The Georgia Business Corporation Code provision, which requires that unless a greater vote is required elsewhere under the Code or under the corporation's Articles of Incorporation or Bylaws, more votes must be cast in favor of a proposal than against it in order to approve a proposal, also applies to Peachtree Bank. Additionally, the Georgia Business Corporation Code requires the vote of a majority of the votes entitled to be cast in order to approve certain mergers or dispositions of assets and amendments to the Peachtree Bank's Articles of Incorporation.

         Peachtree Bank's Bylaws state that at all meetings of the shareholders, the presence in person or by proxy, of the holders of more than one-half of the shares outstanding and entitled to vote will constitute a quorum for shareholder action. If a quorum is present, action on a matter, other than the election of directors, is approved if the votes cast in favor of the action exceed the votes cast opposing the action, unless the Georgia Code, the Articles of Incorporation, or the Bylaws requires a different vote. Peachtree Bank's Bylaws may be altered, amended or repealed by its Board of Directors or shareholders.

         SPECIAL MEETING OF SHAREHOLDERS. PB Financial's Bylaws state that special meetings of the shareholders may be called at any time by its Board of Directors, the President or upon the written request of any one or more shareholders owning an aggregate of not less than 25% of the outstanding capital stock. Notice must be given in writing not less than 10 or more than 60 days before the date of the meeting and must state the purpose for which the meeting is called.

         Peachtree Bank's Bylaws state that special meetings of the shareholders may be called by the President, Chairman of the Board or the Board of Directors or upon the written request of the holders of 25% or more of the shares outstanding of common stock. Notice must be given in writing, not less than 10 or more than 50 days before the date of the meeting and must state the purpose for which the meeting is called.

         EVALUATION OF AN ACQUISITION PROPOSAL. Article 14 of PB Financial's Articles of Incorporation provides that the response of PB Financial to any acquisition proposal made by another party will be based on the Board's evaluation of the best interests of PB Financial and its shareholders. The term "acquisition proposal" refers to any offer of another party (a) to make a tender offer or exchange offer for any equity security of PB Financial, (b) to merge or consolidate PB Financial with another corporation or (c) to purchase or otherwise acquire all or substantially all of the properties and assets owned by PB Financial.

         Article 14 requires the Board, in evaluating an acquisition proposal, to consider all relevant factors, including (a) the expected social and economic effects of the transaction on the employees, customers and other constituents (e.g., suppliers of goods and services) of PB Financial and Peachtree Bank; (b) the expected social and economic effects on the communities within which PB Financial and Peachtree Bank operate; and (c) the consideration being offered by the other corporation in relation (1) to the then current value of PB Financial as determined by a freely negotiated transaction and (2) to the Board of Directors' then estimate of PB Financial's future value as an independent entity. The enumerated factors are not exclusive, and the Board may consider other relevant factors.

         This Article has been included in PB Financial's Articles of Incorporation because Peachtree Bank is charged with providing support to and being involved with the communities it serves, and the Board believes its obligations in evaluating an acquisition proposal extend beyond evaluating merely the consideration being offered in relation to the then market or book value of PB Financial common stock. Neither the Georgia Business Corporation Code nor the Financial Institution Code specifically enumerates the factors a corporation's or a bank's board of directors should consider in the event the corporation or bank is presented with an acquisition proposal.

         While the value of the consideration offered to shareholders is the main factor when weighing the benefits of an acquisition proposal, the Board believes it appropriate also to consider all other relevant factors. For example, this Article directs the Board to evaluate the consideration being offered in relation to the then current value of PB Financial determined in a freely negotiated transaction and in relation to the Board's then estimate of the future value of PB Financial as an independent concern. A takeover bid often places the target corporation virtually in the position of making a forced sale, sometimes when the market price of its stock may be depressed. The Board believes that frequently the consideration offered in such a situation, even though it may be in excess of the then market value (i.e., the value at which shares are then currently trading) is less than that which could be obtained in a freely negotiated transaction. In a freely negotiated transaction, management would have the opportunity to seek a suitable partner at a time of its choosing and to negotiate for the most favorable price and terms which reflect not only the current value, but also the future value of PB Financial.

         One effect of this Article may be to discourage a tender offer in advance. Often an offeror consults the Board of a target corporation prior to or after commencing a tender offer in an attempt to avoid a contest from developing. In the opinion of the Board, this provision will strengthen its position in dealing with any potential offeror which might attempt to acquire PB Financial through a hostile tender offer. Another effect of this Article may be to dissuade shareholders who might be displeased with the Board's response to an acquisition proposal from engaging PB Financial in costly litigation. This provision, however, does not affect the right of a shareholder displeased with the Board's response to an acquisition proposal to institute litigation against PB Financial.

         Article 14 would not make an acquisition proposal regarded by the Board as being in the best interests of PB Financial more difficult to accomplish. It would, however, permit the Board to determine that an acquisition proposal was not in the best interests of PB Financial (and thus to oppose it) on the basis of the various factors deemed relevant. In some cases, such opposition by the Board might have the effect of maintaining the positions of incumbent management.

INDEMNIFICATION

         PB FINANCIAL. The PB Financial Bylaws generally provide that any director, officer, employee or agent of PB Financial who is deemed eligible will be indemnified against liability and other expenses incurred in a proceeding which is initiated against the person by reason of his or her serving as a director, officer, employee or agent. The individual will be indemnified to the fullest extent authorized by the Georgia Business Corporation Code; provided, however, that PB Financial will not indemnify any director, officer, employee or agent for any liability or expenses incurred by the individual for the following reasons:

         (1) Any appropriation, in violation of his duties, of any business opportunity of PB Financial;

         (2) Any acts or omissions which involve intentional misconduct or a knowing violation of law;

         (3) The types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code or successor provisions; or

         (4) Any transaction from which the director derives an improper personal benefit.

         PB Financial's Bylaws provide for the advancement of expenses at the outset of a proceeding, upon the receipt from the individual of the written affirmation and repayment promise required by Section 14-2-856 of the Georgia Business Corporation Code, the purchase of insurance by PB Financial against any liability of the director, officer, employee or agent arising from his duties and actions as such, the survival of indemnification to the director's, officer's, employee's or agent's heirs, executors and administrators, and the limitation of a director's, officer's, employee's or agent's liability to the corporation itself. The indemnification provisions state that they are non-exclusive, and shall not impair any other rights to which those seeking indemnification or advancement of expenses may be entitled.

         PEACHTREE BANK. Peachtree Bank's Bylaws provide that it shall indemnify Peachtree Bank directors made a party to a proceeding because he or she is a director against liability incurred in the proceeding. Provided, however, Peachtree Bank will not indemnify a director for the following:

         (1) Liability incurred in a proceeding in which the director is found liable to Peachtree Bank or is subjected to injunctive relief in favor of Peachtree Bank;

         (2) Any appropriation, in violation of his or her duties, of any business opportunity of Peachtree Bank;

         (3) Acts or omissions which involve intentional misconduct or a knowing violation of law;

         (4) Acts described in Section 14-2-832 of the Georgia Business Corporation Code; and

         (5) Any transaction from which he or she received an improper personal benefit.

         Peachtree Bank may advance or reimburse reasonable expenses in advance of the final disposition of the proceeding if the director furnishes Peachtree Bank with a written affirmation of his good faith belief that his conduct does not constitute behavior of the kind described in (1) through (5) above and a written undertaking to repay advances that it is ultimately determined he or she was not entitled.

         Peachtree Bank shall indemnify an individual made a party to a proceeding because he or she was an officer or employee of Peachtree Bank, if the officer or employee acted in a manner he or she believed in good faith to be in or not opposed to the best interests of Peachtree Bank, and in the case of a criminal proceeding, he or she had no reasonable cause to believe his conduct was unlawful. However, Peachtree Bank may not indemnify an officer or employee if:

         (1) He or she is adjudged liable to Peachtree Bank or subject to injunctive relief in favor of the bank; or

         (2) He or she was adjudged liable on the basis that personal benefit was improperly received by him or her.

ACTIONS BY SHAREHOLDERS WITHOUT A MEETING

         PB FINANCIAL. In accordance with Section 14-2-704 of the Georgia Business Corporation Code, action required or permitted by the Code to be taken at an annual or special meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action. Additionally, under Section 14-2-704, if provided in the corporation's articles of incorporation, action may also be taken by written consent of persons, who would be entitled to vote at a meeting, having voting power to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shareholders entitled to vote were present and voted. Article 12 of PB Financial's Articles of Incorporation provide for action to be taken by its shareholders in this manner.

         The provisions of the Georgia Business Corporation Code do not affect the special voting requirements contained in the PB Financial Articles of Incorporation or Bylaws for the approval of a business combination or the amendment of any provisions of the Articles of Incorporation.

         PEACHTREE BANK. The Peachtree Bank Bylaws provide that any action required to be taken at a meeting of the shareholders or any other action which may be taken at a meeting of shareholders, may be taken without a meeting if written consent, setting forth the action taken, is given by all of the shareholders entitled to vote with respect to the subject matter.

SHAREHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

         PB FINANCIAL. PB Financial's Bylaws permit the holder of 2% of the outstanding shares of PB Financial Common Stock to inspect the books and records of account, minutes and record of shareholders of PB Financial upon a written demand, which states the purpose of the inspection. Generally, other shareholders may inspect these books and records only if:

         (1) His or her demand is in good faith and for a proper purpose which is reasonably relevant to his or her legitimate interests as a shareholder;

         (2) He or she describes with reasonable particularity his or her purpose;

         (3) The records he or she seeks to inspect are directly connected to that purpose, and

         (4)      The records are only used for that purpose.

         PEACHTREE BANK. The Peachtree Bank Bylaws state that the Board of Directors of Peachtree Bank has the power to determine which accounts and books of Peachtree Bank, if any, will be open to the inspection of shareholders, except such books and records which are required by law to be held open for inspection.


                     COMPARATIVE MARKET PRICES AND DIVIDENDS

         The 775,375 shares of Peachtree Bank common stock is held by 570 shareholders. There is no established public trading market for the Peachtree Bank common stock, and no reliable information is available as to trades of its shares of common stock or the prices at which shares have traded. Peachtree Bank has not paid dividends to its shareholders in the past. To the knowledge of Peachtree Bank, the most recent trade of Peachtree Bank common stock was the sale of 1,000 shares on November 4, 1998 at $10.00 per share.

         The foregoing information regarding Peachtree Bank common stock is provided for informational purposes only and, due to the absence of an active market for Peachtree Bank's shares, should not be viewed as indicative of the actual or market value of Peachtree Bank common stock.

         The holders of PB Financial common stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available for dividends.

         PB Financial is a legal entity separate and distinct from Peachtree Bank and its revenues depend in significant part on the payment of dividends from Peachtree Bank, which is subject to certain legal restrictions on the amount of dividends it is permitted to pay.


                           BUSINESS OF PEACHTREE BANK

GENERAL

         In January 1998, the Georgia Department of Banking and Finance and the FDIC granted final approval to the organizers of Peachtree Bank to organize Peachtree Bank as a state-chartered commercial bank and for FDIC insurance of Peachtree Bank's deposits. Peachtree Bank began its banking operations on October 5, 1998.

         Peachtree Bank conducts a general commercial banking business, emphasizing in its marketing plan Peachtree Bank's local management and ownership. Peachtree Bank markets itself as a community bank, specializing in the banking needs of individuals and small- to medium-sized businesses and professional concerns. Peachtree Bank offers personal and business checking accounts, interest-bearing accounts, savings accounts, money market accounts and various types of certificates of deposit. Peachtree Bank also offers installment loans, real estate loans, construction loans, second mortgage loans, commercial loans and home equity lines of credit. It also acts as an issuing agent for U.S. Savings Bonds, travelers checks, money orders and cashier's checks. It offers official bank checks, credit cards, bank by mail, direct deposit of payroll and social security checks and wire transfer facilities. Peachtree Bank has a drive-in teller facility, an automatic teller machine offering 24-hour transactions, safe deposit boxes and night depository facilities.

PROPERTIES

         Peachtree Bank is located on a 1.2 acre tract of land in northeast Fulton County, Georgia, which was purchased at a price of approximately $604,200. Peachtree Bank's operations are conducted through its main office which is located at this site. Peachtree Bank operates its business in a building of approximately 16,000 square feet in size which was constructed and furnished at cost, including all furnishings, site preparation, landscaping, paving, security equipment and automatic teller machine, of approximately $3,296,700. Currently, Peachtree Bank utilizes approximately 10,300 square feet of the space in the building. Additional space over and above that required to operate Peachtree Bank is leased and generates lease income for Peachtree Bank. Peachtree Bank will continue to lease this space until such time as Peachtree Bank requires use of the space. The building is of brick construction and has six inside teller windows, four drive-in lanes and one drive-up ATM.

EMPLOYEES

         As of March 1, 1999, Peachtree Bank had 16 full-time employees and two part-time employees. Peachtree Bank is not a party to any collective bargaining agreement and, in the opinion of management, enjoys excellent relations with its employees.

LEGAL PROCEEDINGS

         Peachtree Bank is not a party to any legal proceedings other than routine litigation incidental to its business.


                          MANAGEMENT OF PEACHTREE BANK

         The following table lists for each director and executive officer of Peachtree Bank (a) the person's name, (b) his or her age at January 1, 1999,
(c) the year he or she was first elected as a director and/or executive officer and (d) his or her positions with Peachtree Bank and his or her other business experience for the past five years. These persons will also serve as the directors and officers of PB Financial.

         Set forth below is a brief account of the business experience of the directors and executive officers of Peachtree Bank during the past five years including principal occupations and employment during that period. These persons will also serve as the directors and officers of PB Financial.

         ROBERT D. CHEELEY practiced law with law firm of Butler, Wooten, Overby and Cheeley until 1996. In 1996, he retired from the active practice of law and now is active in both residential and commercial real estate development as the President and owner of Mt. Vernon Commons, Inc. and Galleria Properties, Ltd.

         DANIEL B. COWART has been, since 1991, President and owner of Dan Cowart, Inc. and, since 1995, he has been Vice President and principal of James Creek Development Corporation, both of which are real estate development companies.

         PAUL D. DONALDSON is President and owner of Donaldson and Associates, a partnership engaged in the real estate development business. He served as a founding member of the Board of Directors of First Gwinnett Bank from 1987 until 1996, and as a member of the Board of Directors of Regions Bank of Atlanta from 1996 until 1997.

         CHARLES L. DOUGLAS serves as Chairman of Love, Douglas and Pope, an insurance firm specializing in risk management and commercial business insurance services. Mr. Douglas served as a founding member of the Board of Directors of First Gwinnett Bank from 1987 until 1996.

         DEXTER R. FLOYD, since 1985 has served as President of Southeast Marketing Services, Inc., a data processing, mail processing and fulfillment company. Since 1981, he has served as President of Atlanta Presort, Inc., a mail bar-coding and presorting company. He is also a partner in several other businesses involved in laser printing, computer processing, mail production and fulfillment.

         J. EDWIN HOWARD is retired from the grocery and hardware business. Mr. Howard's business and community affiliations include the following: member of the Board of Directors of Gwinnett Bank and Trust from 1968 until 1985; founding member of the Board of Directors and Chairman of the Board of First Gwinnett Bank from 1987 until 1996; and member of the Gwinnett County Board of Commissioners from 1979 until 1983.

         JOHN J. HOWARD is President and co-owner of Howard Brothers, Inc., which operates retail hardware, outdoor power equipment and rental stores. Mr. Howard served as the founding member of the Board of Directors of First Gwinnett Bank from 1987 until 1996 and a member of the Board of Directors of Regions Bank of Atlanta from 1996 to 1997. He also served as a member of the Board of MARTA from 1993 until 1996.

         J. STEPHEN HURST has served, since 1981, as Vice President and Principal of Love, Douglas and Pope, a large multiline, independent insurance agency located in north Atlanta.

         KELLY J. JOHNSON is Senior Vice President and Chief Financial Officer of Peachtree Bank. She served as Senior Vice President and Controller for Tucker Federal Bank from 1996 to 1997. She was Senior Vice President and Chief Financial Officer at First Gwinnett Bank from 1995 until 1996, and at Commercial Bank of Gwinnett from 1992 until 1995.

         T. DAVID LAUTARES is Senior Vice President of Construction Lending at Peachtree Bank. He was employed from 1996 to 1998 as Vice President of HomeBanc Mortgage Corporation, and from 1994 to 1996 as Vice President, Residential Construction at First Capital Bank.

         CHARLES A. MACHEMEHL, III is an orthodontist who has practiced orthodonture in Duluth since 1985.

         J. PAUL MAGGARD is a franchise owner of restaurants, and currently owns and operates 215 quick service restaurants in three states through his companies, Maggard Enterprises, Inc. and Rubicon Restaurant Group, Inc. He is also active in commercial real estate.

         MONTY G. WATSON serves as President and CEO of Peachtree Bank. His previous banking experience includes serving as Senior Vice President and Commercial Banking Manager of Regions Bank of Atlanta from 1996 to 1997, following Regions Bank's acquisition of First Gwinnett Bank, where he served from 1989 until 1996, first as Senior Vice President and then as President, chief Executive Officer and Director.


                      PEACHTREE BANK EXECUTIVE COMPENSATION

         The following table sets forth certain summary information concerning the compensation paid the Chief Executive Officer for the fiscal year ended December 31, 1998.

                            CASH COMPENSATION TABLE

              Name and Principal Position           Year       Salary
              ---------------------------           ----       ------

          Monty G. Watson, President and Chief      1998       $125,000
          Executive Officer

         Currently, the directors of Peachtree Bank receive no compensation for their service as directors, and they will not be compensated for their service as directors until Peachtree Bank achieves profitability.

         The following table contains, with respect to the person named in the Summary Compensation Table, information concerning the number of Peachtree Bank stock options held, the number currently exercisable, and the value of the exercisable options. On October 20, 1998, Peachtree Bank granted Mr. Watson an option to purchase 20,000 shares of Peachtree Bank common stock, with all shares being exercisable on the date of grant. If the reorganization is consummated, each option to purchase one share of Peachtree Bank common stock will be converted into an option to purchase one share of PB Financial common stock. Based on the limited trading information available to Peachtree Bank, the per share fair market value of Peachtree Bank common stock at December 31, 1998 ($10.00) was equal to the per share exercise price of the listed options ($10.00). Fair market value is based on trades in Bank Stock during 1998.

                         Fiscal Year -End Option Values

                                                               Value of Unexercised
                               No. of Unexercised                  In-the-Money
                               Options at 12/31/98              Options at 12/31/98
                               -------------------              -------------------
          Name           (#):Exercisable/Unexercisable     (#):Exercisable/Unexercisable
          ----           -----------------------------     -----------------------------

     Monty G. Watson                20,000/0                           $0/$0


                              CERTAIN TRANSACTIONS

         Peachtree Bank's directors and principal offices, their immediate family members and certain companies and other entities associated with them, have been customers of and have had banking transactions with Peachtree Bank and are expected to continue these relationships in the future. In the opinion of Peachtree Bank's management, the extensions of credit made by Peachtree Bank to such individuals, companies and entitles (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectibiltiy or present other unfavorable features.


                    OWNERSHIP OF PEACHTREE BANK COMMON STOCK

MANAGEMENT STOCK OWNERSHIP

         The following table presents information about each of the directors and executive officers of Peachtree Bank and all executive officers and directors as a group. Unless otherwise indicated, each person has sole voting and investment powers over the indicated shares. Information relating to beneficial ownership of the Peachtree Bank common stock is based upon "beneficial ownership" concepts described in the rules issued under the Securities Exchange Act of 1934, as amended. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose or to direct the disposition of such security. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities.

                                             NUMBER OF SHARES          PERCENT
                                           BENEFICIALLY OWNED AT         OF
NAME                                          THE RECORD DATE         CLASS (%)
----                                          ---------------         ---------
(A)      DIRECTORS

Robert D. Cheeley                                   30,000             3.87%

Daniel B. Cowart                                    30,000             3.87%

Paul D. Donaldson                                   23,620             3.05%

Charles L. Douglas                                  10,500             1.35%

Dexter R. Floyd                                     24,500             3.16%

J. Edwin Howard                                     10,000             1.29%

John J. Howard                                      27,800             3.59%

J. Stephen Hurst                                    10,000             1.29%

Charles Machemehl, III                              20,000             2.58%

J. Paul Maggard                                     21,500             2.77%

Monty G. Watson                                     30,155(1)          3.89%

                                             NUMBER OF SHARES          PERCENT
                                           BENEFICIALLY OWNED AT         OF
NAME                                          THE RECORD DATE         CLASS (%)
----                                          ---------------         ---------
(B)  EXECUTIVE OFFICERS

Kelly J. Johnson                                    6,800(2)           0.88%

T. David Lautares                                    1,000             0.13%

(C)  EXECUTIVE OFFICERS AND DIRECTORS              244,875            31.58%
     AS A GROUP (12 PERSONS)

(1) Includes option to purchase 20,000 shares of Peachtree Bank common stock.
(2) Includes option to purchase 5,000 shares of Peachtree Bank common stock.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS OF PEACHTREE BANK

         There are no shareholders of record that directly or indirectly owned, controlled, or held with power to vote 5% or more of the 775,375 outstanding shares of Peachtree Bank common stock as of the record date.


        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

         The following discussion of Peachtree Bank's financial condition and results of operations should be read in conjunction with Peachtree Bank's financial statements, related notes and statistical information included herein.

         Peachtree Bank was organized under the laws of the State of Georgia. Peachtree Bank commenced operations as a commercial banking business based in Duluth, Georgia, on October 5, 1998 ("inception").

         Year-end balances at December 31, 1998 showed total assets of $19,759,633. At December 31, 1998, total deposits were $12,608,404 and total gross loans were $8,162,065. At December 31, 1998, time deposits were $6,102,885, while all other deposit accounts were $6,505,519. Loans, federal funds sold and investment securities were funded by deposits as well as by the capital raised in the initial stock offering. There were no related party loans or other loans that were considered nonperforming on December 31, 1998.

NET INTEREST INCOME

         Peachtree Bank's results of operations are impacted by its ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate noninterest income and to control noninterest expense. Because interest rates are determined by market forces and economic conditions beyond the control of Peachtree Bank, the ability to generate net interest income depends on Peachtree Bank's ability to maintain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities, such as deposits and borrowings. Thus, net interest income is the key performance measure of income.

         Net interest income in 1998 was $111,204. Since Peachtree Bank commenced operations on October 5, 1998, the ratio of loans to deposits increased to 65 percent. Additional interest income was earned by investing in U.S. Government agency securities. The yield on average interest-earning assets was 7.32 percent, and the cost of average interest-bearing liabilities was 4.95 percent in 1998.

         The provision for loan losses in 1998 was $81,621. The provision for loan losses reflects management's estimate of potential loan losses inherent in the portfolio and the creation of an allowance for loan losses adequate to absorb such losses. The allowance for loan losses represented approximately 1.0 percent of total loans outstanding at December 31, 1998. There were no charge-offs during 1998.

         A dedicated loan review function is utilized by Peachtree Bank which is supplemented by the use of an outside loan review specialist. All loans of $50,000 or more are reviewed at least annually and placed into various loan grading categories which assists in developing lists of potential problem loans. These loans are regularly monitored by the loan review process to ensure the early identification of repayment problems so that adequate allowances can be made through the provision for loan losses. Management believes that the current allowance of $81,621 is adequate based upon Peachtree Bank's loan portfolio and current economic conditions.

NONINTEREST INCOME

         Noninterest income for the period from inception to December 31, 1998 was $11,366 and consisted primarily of mortgage fees and service charges on deposit accounts.

NONINTEREST EXPENSE

         Noninterest expense for the period from inception to December 31, 1998 totaled $780,286. The efficiency ratio (noninterest expense divided by total income) was 3.7 to 1. Below are the components of noninterest expense for the period from inception to December 31, 1998:

             Salaries and employee benefits                            $228,708
             Occupancy expense                                           72,959
             Start-up and organization expenses, net                    311,894
             Other operating expenses                                   166,725
                                                                       ---------

               Total noninterest expense                               $780,286
                                                                       =========

         Peachtree Bank's net loss for the period from inception to December 31, 1998 was $739,337. Due to the net operating loss carryforward and the recognition of tax benefits being dependent upon future earnings, there was no tax provision in 1998.

INVESTMENTS

         The investment portfolio consists of federal funds sold and U.S. Government agency securities, which provides Peachtree Bank with a source of liquidity and a long-term and relatively stable source of income. Additionally, the investment portfolio provides a balance to interest rate and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds and furnishing liquidity to Peachtree Bank.

LIQUIDITY

         Peachtree Bank must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors' accounts and to supply new borrowers with funds. To meet these obligations, Peachtree Bank keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match these to meet liquidity needs. It is the policy of Peachtree Bank to monitor its liquidity to meet regulatory requirements and their local funding requirements.

         Peachtree Bank maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Peachtree Bank currently has arrangements with correspondent banks for short-term unsecured advances up to $3,900,000. No amounts were borrowed under these arrangements in 1998.

         Cash and cash equivalents were $6,189,291 at December 31, 1998 as cash provided by financing activities less cash used by operating activities outpaced amounts used by investing activities. Cash outflows from operations totaled $515,374 in 1998, while inflows from financing activities totaled $20,347,063, most of which were net deposit increases during 1998 of $12,608,404 and $7,738,659 in net proceeds from sales of capital stock.

         Investing activities used $13,642,398 of cash and cash equivalents, principally composed of net advances of loans to customers of $8,162,065 during 1998 and purchases of premises and equipment totaling $4,177,869.

CAPITAL ADEQUACY

         The following table presents Peachtree Bank's regulatory capital position at December 31, 1998:

                                                    Risk-Based Capital Ratios
                                                    -------------------------

         Tier 1 Capital                                          51.6%
         Tier 1 Capital minimum requirement                       4.0%
                                                                 ----

         Excess                                                  47.6%
                                                                 ====

         Total Capital                                           52.2%
         Total Capital minimum requirement                        8.0%
                                                                 ----

         Excess                                                  44.2%
                                                                 ====

         Tier 1 Capital to adjusted average assets               35.4%
         ("Leverage Ratio")
         Minimum leverage requirement                             4.0%
                                                                 ----

         Excess                                                  31.4%
                                                                 ====

         The above ratios indicate that the capital position of Peachtree Bank is sound and that Peachtree Bank is well positioned for future growth.

ASSET/LIABILITY MANAGEMENT

         It is Peachtree Bank's objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. It is the overall philosophy of management to support asset growth primarily through the growth of core deposits, which include deposits of all categories made by local individuals, partnerships and corporations. The objective of the policy is to control interest-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings.

         The asset/liability mix is monitored on a regular basis. A report reflecting the interest-sensitive assets and interest-sensitive liabilities is prepared and presented to the Board of Directors on a periodic basis.

         One method to measure a bank's interest rate exposure is through its repricing gap. The gap is calculated by taking all assets that reprice or mature within a given time frame and subtracting all liabilities that reprice or mature within that same time frame. The difference between these two amounts is called the "gap", the amount of either liabilities or assets that will reprice without a corresponding asset or liability repricing.

         A negative gap (more liabilities repricing than assets) generally indicates that Peachtree Bank's net interest income will decrease if interest rates rise and will increase if interest rates fall. A positive gap generally indicates that a bank's net interest income will decrease if interest rates fall and will increase if interest rates rise.

         The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1998 that are expected to mature, prepay or reprice in each of the future time periods shown. Except as stated in the following table, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are anticipated to be repaid based on scheduled maturities. Peachtree Bank's savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the "Three Months or Less" category, although historical experience has proven these deposits to be more stable over the course of a year.

                                                                          Maturing or Repricing in:
                                                      ------------------------------------------------------------------
                                                                       Four
                                                        Three         Months       One to
                                                       Months         to 12         Five         Over
                                                       or Less        Months        Years       5 Years        Total
                                                      ----------    -----------   ----------   ----------   ------------
                                                                           (dollars in thousands)
 Interest-earning assets:

    Federal funds sold                                   $5,490     $       -     $      -     $      -       $  5,490
    Investment securities                                     -             -        1,526            -          1,526
    Loans                                                 4,148         1,323        2,617           74          8,162
                                                         ------     ---------     --------     --------       --------
      Total interest-earning assets                      $9,638     $   1,323       $4,143     $     74       $ 15,178
                                                         ======     =========     ========     ========       ========

 Interest-bearing liabilities:
    Deposits

    Interest-bearing demand and savings                  $5,090     $       -     $      -     $      -       $  5,090
    Time deposits                                           840         3,569        1,694            -          6,103
                                                         ------     ---------     --------     --------       --------

      Total interest-bearing liabilities                 $5,930       $ 3,569       $1,694     $      -        $11,193
                                                         ======     =========     ========     ========       ========

 Interest sensitivity difference per period              $3,708       $(2,246)      $2,449     $     74       $  3,985
                                                         ======     =========     ========     ========       ========

 Cumulative interest sensitivity difference              $3,708      $  1,462       $3,911       $3,985
                                                         ======     =========     ========     ========

 Cumulative difference to total assets                    18.8%           7.4%        19.8%        20.2%
                                                         ======     =========     ========     ========

         At December 31, 1998, the difference between Peachtree Bank's liabilities and assets repricing or maturing within one year was $1,462,000. Due to a greater level of assets repricing or maturing within one year, a decrease in interest rates would cause Peachtree Bank's net interest income to decrease.

         Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react, in different degrees or at different points in time, to changes in market interest rates. Changes in interest rates, prepayment rates, early withdrawal levels and the ability of borrowers to service their debt, among other factors, may vary significantly from the assumptions made in the table.

YEAR 2000 ISSUES

         The costs of assessing, testing and remedying year 2000 issues were nonexistent in 1998, and Peachtree Bank estimates such costs to total approximately $3,000 in 1999.

         The committee believes that it has identified all major internal business and operational functions that will be impacted by the date change. Testing of these functions was substantially complete at March 31, 1999. Based on these tests, Peachtree Bank believes that its computer software and hardware systems are substantially year 2000 compliant.

         Peachtree Bank began operations using a software application system provided by Fiserv, Inc. Fiserv has represented in its contract that the Fiserv application systems are year 2000 compliant.

Peachtree Bank has reviewed the Fiserv testing of its applications, including the general ledger system, the loan application system, and the deposit application system.

         Peachtree Bank monitors and documents the year 2000 compliance efforts of its loan customers. Peachtree Bank has developed a questionnaire for its lending officers to use in assessing the year 2000 risk for larger loan customers. A provision to Peachtree Bank's loan agreements has been added relating to the borrower's year 2000 compliance.

         THE BANK'S CONTINGENCY PLANS. Peachtree Bank believes that its computer software and hardware systems are substantially year 2000 compliant, based on its testing and verification of the results by third party software vendors and consultants. However, should Peachtree Bank's computer software and hardware not contain the necessary date code change, the systems would cease operating or malfunction when the date change occurs. In that case, Peachtree Bank's preliminary contingency plan contemplates converting to a manual entry system. Management of Peachtree Bank believes that Peachtree Bank would be able to continue to operate in a manual manner without significant loss. However, Peachtree Bank believes that its computer software and hardware systems are substantially year 2000 compliant.


                            BUSINESS OF PB FINANCIAL

GENERAL

         PB Financial was incorporated as a Georgia Corporation on December 11, 1998 in order to serve as a bank holding company for and the sole shareholder of Peachtree Bank. PB Financial was organized at the direction of Peachtree Bank and has had no operations since the time of its incorporation.

PROPOSED NONBANKING ACTIVITIES

         Management of PB Financial is currently reviewing permissible nonbanking activities for the holding company but has no specific plans with respect to such nonbanking activities. PB Financial's future nonbanking activities may include financial and other activities permitted by law and such activities could be conducted by subsidiary corporations which have not yet been organized. Commencement of nonbanking operations by subsidiaries, if they are organized, will be contingent upon approval by the board of directors of PB Financial and by appropriate regulatory authorities.

EMPLOYEES

         Except for the principal officers of Peachtree Bank, who presently serve as officers of Peachtree Financial, Peachtree Financial does not have any employees.

PROPERTY

         PB Financial's main office is located at Peachtree Bank's main office at 9570 Medlock Bridge Road, Duluth, Georgia. At the present time PB Financial does not have any plans to establish additional offices.

LEGAL PROCEEDINGS

         PB Financial is not a party to any legal proceedings.


                           MANAGEMENT OF PB FINANCIAL

         The directors and executive officers of PB Financial are the same as the directors and executive officers of Peachtree Bank. The directors of PB Financial are divided into three classes as follows: Class I consists of Robert
D. Cheeley, Daniel B. Cowart, Paul D. Donaldson and Charles L. Douglas; Class II consists of Dexter R. Floyd, J. Edwin Howard, John J. Howard and J. Stephen Hurst; and Class III consists of Charles Machemehl, III, J. Paul Maggard and Monty G. Watson.

         Directors will be elected at each annual meeting of shareholders to succeed those in the class whose terms then expire. Directors will be elected for three-year terms, so that the term of office of one class of directors will expire each year. See "Comparative Legal Rights of Shareholders - Antitakeover Provisions of PB Financial's Articles - Classification of the Board of Directors." Additional information concerning the directors and Executive Officers of PB Financial is set forth in the table under the heading "Management of Peachtree Bank - Directors and Executive Officers."


                       PB FINANCIAL EXECUTIVE COMPENSATION

CASH COMPENSATION

         At the present time, directors and officers of PB Financial do not receive cash compensation for their services to PB Financial.

OUTSIDE DIRECTOR OPTION PLAN

         On December 14, 1998, the Board of Directors adopted The PB Financial Services Corporation 1998 Outside Director Stock Incentive Plan and made certain individual option awards to certain directors of PB Financial.

         GENERAL. The stock incentive plan is intended to provide incentive to eligible directors to focus their efforts toward the success of PB Financial and to manage the business of PB Financial in a manner that will promote long-term growth and profitability of PB Financial. The stock incentive plan also provides a means for PB Financial to attract and retain well-qualified directors. The board of directors has reserved 157,612 shares of common stock for issuance under the plan. The number of shares reserved for issuance may change in the event of a stock split, recapitalization or similar event as described in the stock incentive plan.

         ADMINISTRATION. A committee designated by the PB Financial board of directors administers the plan. The committee has the authority to grant awards under the plan, to determine the terms of each award, to interpret the provisions of the plan and to make all other determinations that it may deem necessary or advisable to administer the plan. Currently, the entire membership of the Board of Directors serves as the committee.

         The committee may grant stock options only to directors who are not employees of PB Financial or its affiliates. The committee may grant these options on an individual basis or design a program providing for grants to a group of eligible directors. The committee determines, within the limits of the plan, the number of shares of common stock subject to an option, to whom an option is granted and the exercise price and forfeiture or termination provisions of each option. A holder of a stock option generally may not transfer the option during his or her lifetime.

         OPTION TERMS. The stock incentive plan provides for the grant of non-qualified stock options. Each option is evidenced by an agreement describing the material terms of the option.

         The committee determines the exercise price of an option. The exercise price of non-qualified stock options may not be less than the fair market value of the common stock on the date that the option is awarded. The committee may permit the exercise price to be paid in cash, by the delivery of previously owned shares of common stock or, to the extent applicable, through a cashless exercise executed through a broker.

         The committee also determines the term of an option. The term of an option may not exceed ten years from the date of grant or sixty days from the date the director ceases to serve on the board of directors of PB Financial or an affiliate.

         CERTAIN REORGANIZATIONS. The stock incentive plan provides for appropriate adjustment, as determined by the committee, in the number and kind of shares reserved for issuance under the plan, a s well as those subject to unexercised options in the event of any change in the outstanding shares of common stock by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger or similar event. A corresponding adjustment may also be made to the exercise price of outstanding options. In the event of certain corporate reorganizations where PB Financial will not be the surviving entity, the committee may, within the terms of the plan and the applicable agreement, cancel the options in exchange for cash payments as described by the terms of the plan.

         AMENDMENT AND TERMINATION OF THE OPTION PLAN. The Board of Directors has the authority to amend or terminate the stock incentive plan. The Board of Directors is not required to obtain shareholder approval to amend or terminate the plan, but may condition any amendment or termination of the plan upon shareholder approval if it determines that shareholder approval is necessary or appropriate under tax, securities, or other laws. The Board's action may not adversely affect the rights of a holder of a stock option without the holder's consent.

                 OPTIONS AWARDED TO NON-EMPLOYEE DIRECTORS UNDER
                      THE PB FINANCIAL SERVICES CORPORATION
                   1998 OUTSIDE DIRECTORS STOCK INCENTIVE PLAN


         DIRECTORS                                     OPTION SHARES
         ---------                                     -------------
         J. Paul Maggard                                   15,271
         Charles A. Mchemehl, III                          15,271
         J. Stephen Hurst                                   7,636
         J. Edwin Howard                                    7,636
         John H. Howard                                    21,227
         Dexter R. Floyd                                   18,707

         DIRECTORS                                     OPTION SHARES
         ---------                                     -------------
         Charles Douglas                                    8,017
         Paul D. Donaldson                                 18,035
         Daniel B. Cowert                                  22,907
         Robert D. Cheeley                                 22,907
                                                           ------

                  TOTAL                                   157,612


           INTERESTS OF PB FINANCIAL MANAGEMENT IN THE REORGANIZATION

         At the present time, Monty G. Watson owns one issued and outstanding share of common stock, and paid an aggregate of $5.00 for the share in order to supply the initial capitalization of PB Financial. As soon as practicable after consummation of the reorganization, PB Financial will redeem the one share issued to Mr. Watson, so that after consummation of the reorganization the outstanding shares of PB Financial common stock will consist solely of shares issued to the shareholders of Peachtree Bank in the reorganization.

         Except for the above, to the knowledge of Peachtree Bank's management, no director or officer of Peachtree Bank nor any of their associates has any direct or indirect interest in or the reorganization except an interest resulting solely from ownership of Peachtree Bank common stock or from his or her position as a director or as an officer of Peachtree Bank.


                     OWNERSHIP OF PB FINANCIAL COMMON STOCK

MANAGEMENT STOCK OWNERSHIP

         As of the date of this proxy statement/information statement, Monty G. Watson owns the one issued and outstanding share of PB Financial common stock. See "Interest of Management in the Reorganization."


                              FINANCIAL INFORMATION

UNAUDITED FINANCIAL STATEMENTS

                            PROFORMA BALANCE SHEET OF
                      THE PB FINANCIAL SERVICES CORPORATION
                                 (CONSOLIDATED)
                          REFLECTING THE ACQUISITION OF
                               THE PEACHTREE BANK
                                DECEMBER 31, 1998

                                   (UNAUDITED)


                                                                                               The PB Financial
                                      The PB Financial    The Peachtree                        Services corp.
                                      Services Corp.      Bank Historical                      Pro Forma
                                      Pro Forma           12/31/98           Eliminations      Consolidated
                                      -----------------   ---------------    ------------      -----------------

Cash and due from                     $                     $   699,291      $                   $   699,291

Federal funds sold                                            5,490,000                            5,490,000

Investment securities                                         1,526,078                            1,526,078

Loans, net                                                    8,047,909                            8,047,909

Property and equpiment, net                                   3,880,737                            3,880,737

Investment in The Peachtree Bank           7,738,659                          (7,738,659)

Accrued interest and other assets                               115,618                              115,618
                                        ------------        -----------      -----------         -----------
                                        $  7,738,659        $19,759,633      $(7,738,659)        $19,759,633
                                        ============        ===========      ===========         ===========

Deposits                                                     12,608,404                           12,608,404

Accrued interest and other liabilities                          156,558                              156,558
                                                            -----------                          -----------
                                                             12,764,962                           12,764,962

Common stock, $5.00 par value              3,876,875          3,876,875       (3,876,875)          3,876,875

Surplus                                    3,861,784          3,361,784       (3,361,784)          3,861,784

Pre-opening expense fund                                        500,000         (500,000)

Unrealized gain (loss on                          --             (4,651)                              (4,651)
securities available for sale

Retained earnings (losses)                        --           (739,337)                            (739,337)

                                        ------------        -----------      -----------         -----------
                                           7,738,659          6,994,671                            6,994,671
                                        ------------        -----------      -----------         -----------

                                          $7,738,659        $19,759,633      $(7,738,659)        $19,759,633
                                        ============        ===========      ===========         ===========

                               THE PEACHTREE BANK

                             STATEMENT OF OPERATIONS

               FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 1998

                                   (UNAUDITED)


INTEREST INCOME
   Interest and fees on loans                                    $ 103,696
   Interest on investment securities                                11,683
      U.S. Government Agency
   Interest on federal funds sold                                   85,469
                                                                 ---------
         Total interest income                                     200,858
                                                                 ---------

INTEREST EXPENSE
   Interest on deposits                                             82,791
   Interest on securities sold under agreements to repurchase        6,863
                                                                 ---------
                                                                    89,654
                                                                 ---------
         Net interest income                                       111,204

PROVISION FOR LOAN LOSSES                                           81,621
                                                                 ---------

         Net interest income after provision for loan losses        29,583

OTHER OPERATING INCOME
   Service fees and other                                           11,366

OTHER OPERATING EXPENSE
   Salaries and benefits                                           228,708
   Occupancy expense                                                72,959
   Other operating expense                                         166,725
         Total other operating expense                             468,392
                                                                 ---------

INCOME (LOSS) BEFORE ORGANIZATIONAL EXPENSE                       (427,443)

ORGANIZATIONAL EXPENSE                                             311,894
                                                                 ---------
NET INCOME (LOSS)                                                $(739,337)
                                                                 =========

CAPITALIZATION

         The following table presents the capitalization of PB Financial immediately preceding the reorganization, the capitalization of Peachtree Bank at December 31, 1998, and the resulting consolidated capitalization on a pro forma basis.


PRO FORMA CAPITALIZATION
                                   (UNAUDITED)

                                                               December 31, 1998
                                       -------------------------------------------------------------------
                                       PB                Peachtree       Pro Forma             Pro Forma
                                       Financial         Bank            Adjustments           Combined
                                       ---------         ----            -----------           --------

Number of shares issued,
  common stock, $5 par value                1               775,375           (1)                 775,375
                                        ==========       ==========      ===========           ===========

Stockholders' equity:

  Common Stock                          $3,876,875       $3,876,875      $(3,876,875)          $3,876,875

  Paid in capital                        3,861,784        3,861,784       (3,861,784)           3,861,784

Market valuation adjustment on                  --           (4,651)              --               (4,651)
securities available for sale

Retained earnings (loss)                        --         (739,337)              --             (739,337)
                                        ----------       ----------      -----------           ----------

         Total capital                  $7,738,659       $6,994,671      $(7,738,659)          $6,994,6711
                                        ==========       ==========      ===========           ===========


---------------------------------------
(1) Peachtree Bank has authorized 2,000,000 shares of common stock, $5.00 par value. PB Financial authorized 10,000,000 shares of common stock, $5.00 par value. At December 31, 1998, Peachtree Bank had 775,375 shares of common stock issued and outstanding. PB Financial has one share of common stock issued and outstanding and held by Monty G. Watson, the President and Chief Executive Officer of Peachtree Bank and PB Financial.

                              SHAREHOLDER PROPOSALS

         Proposals of shareholders of PB Financial (if the reorganization is completed) or of Peachtree Bank (if the reorganization is not completed) intended to be presented at the next annual meeting of shareholders must be received by PB Financial or Peachtree Bank at its principal executive offices on or before March 31, 2000 in order to be included in the proxy statement and proxy relating to the next annual meeting of shareholders.


                                  LEGAL MATTERS

         The legality of the shares of PB Financial common stock to be issued in the merger and certain tax consequences of the merger will be passed upon by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia.


                                  OTHER MATTERS

         Management of Peachtree Bank does not know of any matters to be brought before the Special Meeting other than those described above. If any other matters properly come before the Special Meeting, the persons designated as Proxies will vote on such matters in accordance with their best judgment.


             WHERE YOU CAN FIND MORE INFORMATION ABOUT PB FINANCIAL

         PB Financial has filed with the SEC a registration statement on Form S-4 to register the shares that PB Financial will issue to Peachtree Bank shareholders. This document is a part of the registration statement. This proxy statement/prospectus does not include all of the information contained in the Registration statement. For further information about PB Financial and the securities offered in this Proxy Statement/ Prospectus. You should review the registration statement. You can inspect or copy the registration statement, at prescribed rates, at the SEC's public reference facilities at the addresses listed above.

                                   APPENDIX A








                             PLAN OF REORGANIZATION

           BY AND AMONG THE PEACHTREE BANK, THE PB FINANCIAL SERVICES
                     CORPORATION AND INTERIM PB CORPORATION



                          DATED AS OF FEBRUARY 18, 1999

                             PLAN OF REORGANIZATION


         THIS PLAN OF REORGANIZATION (the "Plan"), made and entered into as of the 18th day of February, 1999, by and among THE PEACHTREE BANK (the "Bank"), a bank organized under the laws of the State of Georgia, THE PB FINANCIAL SERVICES CORPORATION (the "Holding Company"), a Georgia corporation, and INTERIM PB CORPORATION ("Interim"), a Georgia corporation and wholly-owned subsidiary of the Holding Company;


                                   WITNESSETH


         WHEREAS, the principal offices of the Bank, the Holding Company and Interim are located at 9570 Medlock Bridge Road, Duluth, Georgia 30096;

         WHEREAS, the authorized capital stock of the Bank consists of 2,000,000 shares of common stock ("Bank Stock"), $5.00 par value, of which 775,375 shares are issued and outstanding;

         WHEREAS, the authorized capital stock of the Holding Company consists of 10,000,000 shares of common stock ("Holding Company Stock"), $5.00 par value, of which one share is issued and outstanding;

         WHEREAS, the authorized capital stock of Interim consists of 10,000,000 shares of common stock ("Interim Stock"), $5.00 par value, of which one share is issued and outstanding;

         WHEREAS, the respective Boards of Directors of the Bank and Interim deem it advisable and in the best interests of the Bank and Interim and their respective shareholders that Interim be merged with and into the Bank and, by resolutions duly adopted, have approved and adopted this Plan and directed that it be submitted to the respective shareholders of the Bank and Interim for their approval; and

         WHEREAS, the Board of Directors of the Holding Company has approved and adopted this Plan, and the Holding Company has agreed to join in and be bound hereby and to issue the shares of Holding Company Stock which shareholders of the Bank will receive upon consummation of the Reorganization and merger as herein provided;

         NOW, THEREFORE, in consideration of the premises, mutual covenants and agreements herein contained, and for the purpose of stating the method, terms and conditions of the merger provided for herein, the mode of carrying the same into effect, the manner and basis of converting and exchanging the shares of Bank Stock and Interim Stock as hereinafter provided, and such other provisions relating to the merger as the parties deem necessary or desirable, the parties hereto agree as follows:

                                    SECTION 1

                                 REORGANIZATION

         Pursuant to the provisions of the Financial Institutions Code of Georgia, as amended (the "Financial Institutions Code"), and other applicable provisions of Georgia law, Interim shall be merged with and into the Bank. The Bank shall be the survivor of the merger (the "Resulting Bank") continuing under the charter of the Bank and with the name "The Peachtree Bank."


                                    SECTION 2

                      EFFECTIVE DATE OF THE REORGANIZATION

         The merger of Interim with and into the Bank and the reorganization of the Bank into a holding company structure shall be effective as of the date (the "Effective Date of the Reorganization") specified in the certificate of merger to be issued by the Georgia Secretary of State in accordance with the applicable provisions of the Financial Institutions Code, O.C.G.A. ss. 7-l-535(b).

         Since the merger of Interim with and into the Bank will effect the reorganization of the Bank into a holding company structure, such merger and reorganization, collectively, shall hereinafter be referred to as the "Reorganization."


                                    SECTION 3

                    LOCATION, ARTICLES AND BYLAWS, MANAGEMENT
                   AND CAPITAL STRUCTURE OF THE RESULTING BANK

         On the Effective Date of the Reorganization:

         (a) The principal office of the Resulting Bank shall be located at 9570 Medlock Bridge Road, Duluth, Georgia 30096, or such other location where the Bank is located immediately prior to the Effective Date of the Reorganization.

         (b) The Articles of Incorporation and Bylaws of the Resulting Bank shall be the same as the Articles of Incorporation and Bylaws of the Bank as in effect immediately prior to the Effective Date of the Reorganization.

         (c) The directors and officers of the Resulting Bank shall be the directors and officers of the Bank immediately prior to the Effective Date of the Reorganization. All such directors and officers of the Resulting Bank shall serve until their respective successors are elected or appointed pursuant to the Bylaws of the Resulting Bank.

         (d) The Resulting Bank will distribute to the Holding Company all of the capital and surplus of Interim, so that the resulting capital structure of the Resulting Bank shall be identical to the capital structure of the Bank immediately prior to the Effective Date of the Reorganization. The capital structure of the Bank shall not be altered or amended by the Reorganization and shall continue in effect as that of the Resulting Bank.


                                    SECTION 4

                        EXISTENCE, RIGHTS, DUTIES, ASSETS
                      AND LIABILITIES OF THE RESULTING BANK

         (a) As of the Effective Date of the Reorganization, the existence of Interim as a separate entity shall cease, but its existence shall continue in the Resulting Bank.

         (b) As of the Effective Date of the Reorganization, the Resulting Bank shall have, without further act or deed, all of the properties, rights, powers, trusts, duties and obligations of the Bank and Interim.

         (c) As of the Effective Date of the Reorganization, the Resulting Bank shall have the authority to engage only in such businesses and to exercise only such powers as are then permissible upon the original incorporation of a bank under the Financial Institutions Code and as are provided for in the Articles of Incorporation of the Resulting Bank, and the Resulting Bank shall be subject to the same prohibitions and limitations to which it would be subject upon original incorporation, except that the Resulting Bank may engage in any business and may exercise any right that the Bank could lawfully have exercised or engaged in immediately prior to the Effective Date of the Reorganization.

         (d) No liability of the Bank or Interim or of any of their shareholders, directors or officers shall be affected by the Reorganization, nor shall any lien on any property of the Bank or Interim be impaired by the Reorganization. Any claim existing or any action pending by or against the Bank or Interim may be prosecuted to judgment as if the Reorganization had not taken place, or the Resulting Bank may be substituted in place of the Bank or Interim.


                                    SECTION 5

             MANNER AND BASIS OF CONVERTING SHARES OF INTERIM STOCK

         THE MANNER AND BASIS OF CONVERTING AND EXCHANGING THE SHARES OF INTERIM STOCK INTO SHARES OF RESULTING BANK STOCK SHALL BE AS FOLLOWS:

         As soon as practicable after the Effective Date of the Reorganization, the Holding Company shall, upon presentation and surrender of a certificate representing all of the issued and outstanding shares of Interim Stock to the Bank, as exchange agent, be entitled to receive in exchange therefor a certificate or certificates representing all of the then outstanding shares of Resulting Bank Stock.

                                    SECTION 6

               MANNER AND BASIS OF CONVERTING SHARES OF BANK STOCK

         The manner and basis of converting shares of Bank Stock into shares of Holding Company Stock, excluding those shares of Bank Stock held by shareholders who have perfected dissenters' rights of appraisal under the applicable provisions of the Financial Institutions Code, O.C.G.A. ss. 7-1-537, and the Georgia Business Corporations Code, O.C.G.A. ss. 14-2-1301 et seq. (collectively, the "Dissenters' Rights Provisions"), shall be as follows:

         (a) Exchange Ratio. Each share of Bank Stock outstanding immediately prior to the Effective Date of the Reorganization shall, by virtue of the Reorganization and without any action on the part of the holder or holders thereof, be converted into the right to receive one share of Holding Company Stock.

         (b) Rights of Former Bank Shareholders. As of the Effective Date of the Reorganization, each certificate theretofore representing one or more outstanding shares of Bank Stock shall be deemed for all corporate purposes to evidence only the right to receive a certificate representing shares of Holding Company Stock in accordance with this Plan.

         (c) Letter of Transmittal. As soon as practicable after approval of the Reorganization by the Bank's shareholders, a letter of transmittal shall be mailed to each Bank shareholder as of the close of business on the date immediately preceding the Effective Date of the Reorganization. Upon receipt of the letter of transmittal, each holder of a certificate or certificates theretofore representing shares of Bank Stock shall surrender such certificates to the Bank, as exchange agent, together with a properly completed and signed letter of transmittal, and shall receive in exchange therefor a certificate representing an equivalent number of shares of Holding Company Stock, subject to the restrictions and conditions of this Plan.

         (d) Failure to Surrender Bank Stock Certificates. Until the former Bank shareholder surrenders his or her Bank Stock certificate or certificates to the Bank (or suitable arrangements are made to account for any lost, stolen or destroyed certificates according to the Bank's usual procedures), the shareholder:

                                    (i) shall not be issued a certificate
                           representing the shares of Holding Company Stock or the cash which such Bank Stock certificate may entitle the shareholder to receive;

                                    (ii) shall not have any voting rights in
                           respect of the shares of Holding Company Stock which such Bank Stock certificate may entitle the shareholder to receive; and

                                    (iii) shall not be paid dividends or other
                           distributions in respect of the shares of Holding Company Stock which such Bank Stock certificate may entitle the shareholder to receive; instead such dividends or distributions shall be retained, without interest, for the shareholder's account until surrender of such Bank Stock certificate.

                                    SECTION 7

                      ACQUISITION OF DISSENTERS' BANK STOCK

         Any shareholder of the Bank who fully complies with the Dissenters' Rights Provisions shall be paid an amount of cash (as determined under such Provisions) for his or her shares of Bank Stock by the Bank. Immediately upon the Bank's acquisition of any of Bank Stock from its shareholders pursuant to the Dissenters' Rights Provisions, the Holding Company shall acquire such shares from the Bank for the same price as shall have been paid by the Bank to the dissenting shareholders. The shares of Bank Stock so acquired by the Holding Company shall be cancelled.


                                    SECTION 8

                       REDEMPTION OF HOLDING COMPANY STOCK

         As soon as practicable after the Effective Date of the Reorganization, the Holding Company shall redeem any shares of Holding Company Stock which may have been issued prior to the Effective Date of the Reorganization at a redemption price equal to the same consideration paid for such shares, so that immediately after such redemption the then outstanding shares of Holding Company Stock shall consist solely of the shares to be issued by the Holding Company upon the conversion of shares of Bank Stock as provided herein.


                                    SECTION 9

                                 FURTHER ACTIONS

         From time to time, as and when requested by the Resulting Bank, or by its successors or assigns, Interim shall execute and deliver or cause to be executed and delivered all such deeds and other instruments, and shall take or cause to be taken all such other actions, as the Resulting Bank, or its successors and assigns, may deem necessary or desirable in order to vest in and confirm to the Resulting Bank, and its successors and assigns, title to and possession of all the property, rights, powers, trusts, duties and obligations referred to in Section 4 hereof and otherwise to carry out the intent and purposes of this Plan.

                                   SECTION 10

           CONDITIONS PRECEDENT TO CONSUMMATION OF THE REORGANIZATION

         This Plan is subject to, and consummation of the Reorganization herein provided for is conditioned upon, the fulfillment prior to the Effective Date of the Reorganization of each of the following conditions:

         (a) Approval of the Plan by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the Bank and Interim;

         (b) The number of shares held by persons who have perfected dissenters' rights of appraisal pursuant to the Dissenters' Rights Provisions shall not be deemed by the parties hereto to make consummation of this Plan inadvisable and, in any event, shall not exceed 10% of the Bank's outstanding shares (or 77,538 as of the date of this Agreement);

         (c) Procurement of any action, consent, approval or ruling, governmental or otherwise, which is, or in the opinion of counsel for the Bank may be, necessary to permit or enable the Resulting Bank, upon and after the Reorganization, to conduct all or any part of the business and activities conducted by the Bank prior to the Reorganization; and

         (d) The receipt by the Bank of a written opinion of special counsel to the Bank that for federal income tax purposes no gain or loss will be recognized by a Bank shareholder who exchanges his or her Bank Stock for Holding Company Stock, as provided by this Plan.


                                   SECTION 11

                                   TERMINATION

         In the event that:

         (a) The number of shares of Bank Stock voted against the Reorganization shall make consummation of the Reorganization inadvisable in the opinion of the Board of Directors of the Bank, Interim or the Holding Company;

         (b) Any action, suit, proceeding or claim has been instituted, made or threatened relating to the proposed Reorganization which shall make consummation of the Reorganization inadvisable in the opinion of the Board of Directors of the Bank, Interim or the Holding Company;

         (c) Any action, consent, approval, opinion, or ruling required to be provided by Section 10 of this Plan shall not have been obtained; or

         (d) For any other reason consummation of the Reorganization is deemed inadvisable in the opinion of the Board of Directors of the Bank, Interim or the Holding Company;

then this Plan may be terminated at any time before consummation of the Reorganization by written notice, approved or authorized by the Board of Directors of the party wishing to terminate, to the other parties. Upon termination by written notice as provided by this Section 11, this Plan shall be void and of no further effect, and there shall be no liability by reason of this

Plan or the termination hereof on the part of the Bank, Interim, the Holding Company or their directors, officers, employees, agents or shareholders.


                                   SECTION 12

                                AMENDMENT; WAIVER

         (a) At any time before or after approval and adoption hereof by the respective shareholders of the Bank, Interim and the Holding Company, this Plan may be amended by agreement among the Bank, Interim and the Holding Company; provided, however, that after the approval and adoption of this Plan by the shareholders of the Bank, no amendment reducing the consideration payable to Bank shareholders pursuant to Section 6(a) and (b) hereof shall be valid without having been approved by the shareholders of the Bank in the manner required for approval of this Plan.

         (b) A waiver by any party hereto of any breach of a term or condition of this Plan shall not operate as a waiver of any other breach of such term or condition or of other terms or conditions, nor shall failure to enforce any term or condition operate as a waiver or release of any other right, in law or in equity, or claim which any party may have against another party for anything arising out of, connected with or based upon this Plan. A waiver shall be effective only if evidenced by a writing signed by the party who is entitled to the benefit of the term or condition of this Plan which is to be waived. A waiver of a term or condition on one occasion shall not be deemed to be a waiver of the same or of any other term or condition on a future occasion.


                                   SECTION 13

              BINDING EFFECT; COUNTERPARTS; HEADINGS; GOVERNING LAW

         This Plan is binding upon the parties hereto and upon their successors and assigns. This Plan may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. The title of this Plan and the headings herein set out are for convenience or reference only and shall not be deemed a part of this Plan. This Plan shall be governed by and construed in accordance with the laws of the State of Georgia.

         IN WITNESS WHEREOF, the parties hereto have caused this Plan of Reorganization to be executed by their duly authorized officers and their bank and corporate seals to be affixed hereto all as of the day and year first above written.

                                             THE PEACHTREE BANK


[BANK SEAL]                                  By: /s/
                                                 ------------------------------
                                                 Monty G. Watson
                                                 President
ATTEST:


/s/
---------------------------------
Secretary

                                             INTERIM PB CORPORATION


[INTERIM SEAL]                               By: /s/
                                                 ------------------------------
                                                 Monty G. Watson
                                                 President
ATTEST:


/s/
---------------------------------
Secretary

                                             THE PB FINANCIAL SERVICES
                                             CORPORATION


[CORPORATE SEAL]                             By: /s/
                                                 ------------------------------
                                                 Monty G. Watson
                                                 President
ATTEST:


/s/
---------------------------------
Secretary

                                   APPENDIX B

                                  EXCERPTS FROM
                      THE GEORGIA BUSINESS CORPORATION CODE
                         RELATING TO DISSENTER'S RIGHTS

                 EXCERPTS FROM THE GEORGIA BUSINESS CORPORATION
                    CODE RELATING TO DISSENTING SHAREHOLDERS

14-2-1301.        DEFINITIONS.

As used in this article, the term:

                  (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

                  (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

                  (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

                  (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

                  (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

                  (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

                  (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

                  (8) "Shareholder" means the record shareholder or the beneficial shareholder.


14-2-1302.        RIGHT TO DISSENT.

(a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

                  (1) Consummation of a plan of merger to which the corporation is a party:

                           (A) If approval of the shareholders of the
                  corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

                           (B) If the corporation is a subsidiary that is merged
                  with its parent under Code Section 14-2-1104;

                  (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

                  (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholder within one year after the date of sale;

                  (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

                           (A) Alters or abolishes a preferential right of the
                  shares;

                           (B) Creates, alters, or abolishes a right in respect
                  of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

                           (C) Alters or abolishes a preemptive right of the
                  holder of the shares to acquire shares or other securities;

                           (D) Excludes or limits the rights of the shares to
                  vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

                           (E) Reduces the number of shares owned by the
                  shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

                           (F) Cancels, redeems, or repurchases all or part of
                  the shares of the class; or

                  (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for his or her shares under this article may not challenge the corporate action creating his or her entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's rights.

(c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

                  (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

                  (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.


14-2-1303.        DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

         A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his or her name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which dissents and his or her other shares were registered in the names of different shareholders.


14-2-1320.        NOTICE OF DISSENTERS' RIGHTS.

(a)      If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

(b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322.


14-2-1321.        NOTICE OF INTENT TO DEMAND PAYMENT.

(a)      If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

                  (1) Must deliver to the corporation before the vote is taken written notice of his or her intent to demand payment for his or her shares if the proposed action is effectuated; and

                  (2) Must not vote his or her shares in favor of the proposed action.

(b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his or her shares under this article.


14-2-1322.        DISSENTERS' NOTICE.

(a)      If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

(b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

                  (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

                  (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

                  (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

                  (4) Be accompanied by a copy of this article.


14-2-1323.        DUTY TO DEMAND PAYMENT.

(a)      A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his or her certificates in accordance with the terms of the notice.

(b) A record shareholder who demands payment and deposits his or her shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(c) A record shareholder who does not demand payment or deposit his or her share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his or her shares under this article.

14-2-1324.        SHARE RESTRICTIONS.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

(b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.


14-2-1325.        OFFER OF PAYMENT.

(a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall offer to pay each dissenter who complied with Code
Section 14-2-1323 the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(b)      The offer of payment must be accompanied by:

                  (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

                  (2) A statement of the corporation's estimate of the fair value of the shares;

                  (3) An explanation of how the interest was calculated;

                  (4) A statement of the dissenter's right to demand payment under Code Section 14-2-1327; and

                  (5) A copy of this article.

(c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.


14-2-1326.        FAILURE TO TAKE ACTION.

(a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1422 and repeat the payment demand procedure.

14-2-1327.        PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

(a) A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate of the fair value of his or her shares and interest due, if:

                  (1) The dissenter believes that the amount offered under Code
         Section 14-2-1325 is less than the fair value of his or her shares or that the interest due is incorrectly calculated; or

                  (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(b) A dissenter waives his or her right to demand payment under this Code section unless he notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation made or offered payment for his or her shares.

(c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

                  (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

                  (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his or her own estimate of the fair value of his or her shares and the amount of interest due and demand payment of his or her estimate of the fair value of his or her shares and interest due.


14-2-1330.        COURT ACTION.

(a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail and publication, or in any other manner permitted by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of the Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

(e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his or her shares, plus interest to the date of judgment.


14-2-1331.        COURT COSTS AND COUNSEL FEES.

(a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

(b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

                  (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

                  (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.        LIMITATION OF ACTIONS.

         No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Consistent with the applicable provisions of the laws of Georgia, the Registrant's Bylaws provide that the Registrant shall have the power to indemnify its directors and officers against expenses (including attorneys' fees) and liabilities arising from actual or threatened actions, suits or proceedings, whether or not settled, to which they become subject by reason of having served in such role if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Advances against expenses shall be made so long as the person seeking indemnification agrees to refund the advances if it is ultimately determined that he or she is not entitled to indemnification. A determination of whether indemnification of a director or officer is proper because he met the applicable standard of conduct shall be made (1) by the Board of Directors of the Registrant, (2) in certain circumstances, by independent legal counsel in a written opinion or (3) by the affirmative vote of a majority of the shares entitled to vote.

         In addition, Article 11 of the Registrant's Articles of Incorporation, subject to certain exceptions, eliminates the potential personal liability of a director for monetary damages to the Registrant and to the shareholders of the Registrant for breach of a duty as a director. There is no elimination of liability for (1) a breach of duty involving appropriation of a business opportunity of the Registrant, (2) an act or omission involving intentional misconduct or a knowing violation of law, (3) a transaction from which the director derives an improper material tangible personal benefit or (4) as to any payment of a dividend or approval of a stock repurchase that is illegal under the Georgia Business Corporation Code. The Articles of Incorporation do not eliminate or limit the right of the Registrant or its shareholders to seek injunctive or other equitable relief not involving monetary damages.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

       (a)           Exhibits

EXHIBIT
NUMBER               DESCRIPTION OF EXHIBITS
------               -----------------------

      2.1            Plan of Reorganization, dated as of February 18, 1999, by and among The Peachtree Bank, The
                     PB Financial Services Corporation, and Interim PB Corporation (included in Appendix A to the proxy statement/prospectus and incorporated by reference herein)

      4.1            Articles of Incorporation of The PB Financial Services Corporation

      4.2            Bylaws of The PB Financial Services Corporation


    EXHIBIT
    NUMBER           DESCRIPTION OF EXHIBITS
    -------          -----------------------
       5             Opinion of Powell, Goldstein, Frazer & Murphy LLP (including consent)

       8             Opinion of Powell, Goldstein, Frazer & Murphy LLP regarding federal income tax matters
                     (including consent)

      10.1           Employment Agreement between Monty G. Watson and The Peachtree Bank dated as of January 13,
                     1998*

      10.2           The PB Financial Services 1998 Outside Directors Option Plan*

      21             Subsidiaries of the registrant

      23.6           Consents of Powell, Goldstein, Frazer & Murphy LLP (included in Exhibits 5 and 8)

      24             Powers of Attorney (appears on the signature page to this Registration Statement)

     99.1            Form of Proxy of The Peachtree Bank


         *The indicated exhibit is a compensatory plan required to be filed as an exhibit to this Registration Statement on Form S-4.


ITEM 22.          UNDERTAKINGS

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Registrant's Articles of Incorporation or Bylaws, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Duluth, State of Georgia, on May 11, 1999.


                                        THE PB FINANCIAL SERVICES CORPORATION



                                        By:      /s/
                                           ------------------------------------
                                           Monty G. Watson
                                           President and Chief Executive Officer


                                POWER OF ATTORNEY


         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Monty G. Watson and Kelly J. Johnson, and each of them, as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, including any Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on October 14, 1998.


                         SIGNATURE                                  TITLE
                         ---------                                  -----


         /s/                                                       Director
--------------------------------------------------
                     Robert D. Cheeley


         /s/                                                       Director
--------------------------------------------------
                     Daniel B. Cowart


         /s/                                                       Director
--------------------------------------------------
                     Paul D. Donaldson

         /s/                                                                         Director
--------------------------------------------------
                      Charles Douglas


         /s/                                                                         Director
--------------------------------------------------
                      Dexter R. Floyd


         /s/                                                                         Director
--------------------------------------------------
                      J. Edwin Howard


         /s/                                                             Chairman of the Board and Director
--------------------------------------------------
                      John J. Howard


         /s/                                                                         Director
--------------------------------------------------
                     J. Stephen Hurst


         /s/                                                     Chief Financial Officer/Chief Operations Officer
--------------------------------------------------                        (principal financial officer)
                     Kelly J. Johnson


         /s/                                                                         Director
--------------------------------------------------
                 Charles A. Machemehl, III


         /s/                                                                         Director
--------------------------------------------------
                      J. Paul Maggard


         /s/                                                     President, Chief Executive Officer and Director
--------------------------------------------------                        (principal executive officer)
                      Monty G. Watson


                                  EXHIBIT INDEX


EXHIBIT
NUMBER                                                   DESCRIPTION OF EXHIBITS
------                                                   -----------------------

       2.1       -   Plan of Reorganization, dated as of February 18, 1999, by and among The Peachtree Bank, The
                     PB Financial Services Corporation and Interim PB Corporation (included in Appendix A to the proxy statement/prospectus and incorporated by reference herein)

       4.1       -   Articles of Incorporation of The PB Financial Services Corporation

       4.2       -   Bylaws of The PB Financial Services Corporation

       5         -   Opinion of Powell, Goldstein, Frazer & Murphy LLP  (including consent)

       8         -   Opinion of Powell, Goldstein, Frazer & Murphy LLP regarding federal income tax matters
                     (including consent)
      10.1
                 -   Employment Agreement between Monty G. Watson and The Peachtree Bank dated as of January 13, 1998

      10.2       -   The PB Financial Services 1998 Outside Directors Option Plan*

      21         -   Subsidiaries of the registrant

      23.6       -   Consents of Powell, Goldstein, Frazer & Murphy LLP (included in Exhibits 5 and 8)

      24         -   Powers of Attorney (appears on the signature page to this Registration Statement)

      99.1       -   Form of Proxy of The Peachtree Bank


*The indicated exhibit is a compensatory plan required to be filed as an exhibit to this Registration Statement on Form S-4